Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF DECEMBER 15, 2025

AMONG

XOMA ROYALTY CORPORATION

XRA 7 CORP.

AND

GENERATION BIO CO.

ii

Exhibits

EXHIBIT A	Offer Conditions
EXHIBIT B	Form of Certificate of Incorporation of the Surviving Corporation
EXHIBIT C	Form of CVR Agreement
EXHIBIT D	Form of Tender and Support Agreement

Schedules

Schedule I	Closing Net Cash
Schedule II	Prepaid Expenses, Receivables and Deposits
Schedule IIII	Remaining Lease-Related Obligations

Company Disclosure Letter

Parent Disclosure Letter

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of December 15, 2025 (this “Agreement” and, such date, the “Agreement Date”), by and among XOMA Royalty Corporation, a Nevada corporation (“Parent”), XRA 7 Corp., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Generation Bio Co., a Delaware corporation (the “Company”).

WHEREAS, on the terms and subject to the conditions of this Agreement, Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time in accordance with the terms of this Agreement, the “Offer”) to purchase all the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock”) for a price per share of the Company Common Stock of (i) $4.2913 (the “Cash Amount”), which Cash Amount is based on an estimated amount of Closing Net Cash as of the Agreement Date equal to $28.97 million (the “Signing Net Cash”), payable without interest, plus (ii) one contingent value right (a “CVR”) (such amount, or any different amount per share paid pursuant to the Offer to the extent permitted under this Agreement, being the “CVR Amount”), issuable without interest, which shall represent the right to receive potential payments, in cash, without interest, described in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the Cash Amount plus the CVR Amount, collectively being the “Offer Price”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each share of the Company Common Stock that is not validly tendered and irrevocably accepted for purchase pursuant to the Offer, except as provided in this Agreement, shall be converted in the Merger into the right to receive an amount equal to the Offer Price without interest;

WHEREAS, Parent, Merger Sub and the Company acknowledge and agree that the Merger shall be governed by and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h)(6) of the DGCL) of the Offer;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain of the Company’s stockholders are entering into tender and support agreements with Parent and Merger Sub, substantially in the form attached hereto as Exhibit D (each, a “Support Agreement”) pursuant to which, among other things, such stockholders have agreed to tender their Company Common Stock to Merger Sub in the Offer;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, at or prior to the Offer Closing Time, Company, the Representative thereunder and the Rights Agent will enter into the CVR Agreement;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has established a special committee (the “Special Committee”) to, among other things, negotiate the terms of certain transactions, including the Offer, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”);

WHEREAS, the Special Committee was empowered to approve and recommend to the Company Board the Transactions;

WHEREAS, the Special Committee has unanimously  recommended that the Company Board (A) determine that the terms of the Offer, the Merger and the other Transactions are fair to, and in the best interests of, the Company and the Company Stockholders, (B) duly authorize and approve the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions, (C) declare this Agreement and the Transactions advisable and (D) recommend that the Company Stockholders accept the Offer and tender their shares of the Company Common Stock in the Offer (such recommendation, the “Special Committee Recommendation”);

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee at a duly called meeting, have unanimously (i) determined that the Offer, the Merger and the other Transactions are fair to, and in the best interests of the Company and the Company Stockholders, (ii) approved and declared advisable the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iii) resolved that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time, and (iv) recommended that the Company Stockholders accept the Offer and tender their shares of the Company Common Stock pursuant to the Offer;

WHEREAS, the Board of Directors of each of Parent and Merger Sub has duly authorized and approved the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, and the Board of Directors of Merger Sub has declared this Agreement and the Transactions advisable and recommended that Parent, as sole stockholder of Merger Sub, adopt this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, the parties hereto agree as follows:

Article I

DEFINITIONS

Section 1.01Definitions. As used in this Agreement, the following terms shall have the following meanings:

“Acceptable Confidentiality Agreement” means a customary confidentiality agreement that contains confidentiality provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement (i) shall permit the Company and its Representatives to comply with the Company’s obligations in this Agreement and (ii) may omit a “standstill” or similar obligation to the extent that Parent has been, or is, concurrently with the entry by the Company into such confidentiality agreement, released from any “standstill” or other similar obligation in the Confidentiality Agreement.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with such first Person. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

“Authorizations” means any approvals, authorizations, certificates, registrations, licenses, exemptions, permits and consents of Governmental Entities.

“Binney Lease” means that certain Lease, dated August 2, 2018 and as subsequently amended, between the Company and BMR-Rogers Street LLC regarding the premises located on the first floor and the fourth floor of the building at 301 Binney Street, Cambridge, Massachusetts.

“Book-Entry Shares” means shares of the Company Common Stock not represented by certificates and held in the Direct Registration System.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C., are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by Law to close in New York, New York.

“Buyer Entities” means, collectively, Parent and Merger Sub.

“Closing Net Cash” means, without duplication, (i) the sum of the Company’s cash and cash equivalents and marketable securities as of immediately prior to the Offer Closing Time, determined in accordance with GAAP, applied on a basis consistent with the Company’s application thereof in the Company’s consolidated financial statements (including the aggregate exercise price of all of the In-the-Money Options), plus (ii) the prepaid expenses, receivables and deposits of the Company set forth on Schedule II, minus (iii) the sum of the Company’s monetary liabilities and its consolidated short-term and long-term contractual obligations (including Indebtedness) whether or not accrued or incurred by or on behalf of the Company as of immediately prior to the Offer Closing Time, minus (iv) the Transaction Expenses to the extent unpaid as of immediately prior to the Offer Closing Time, minus (v) the Parent Transaction Expenses, minus (vi) the Estimated Costs Post-Merger Closing, each in a manner consistent with Schedule I hereto, which is attached for illustrative purposes only.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Combined Group” means a group of Persons that elects to file a Tax Return or pay a Tax, or is required to or otherwise files a Tax Return or pays a Tax, as an affiliated group, consolidated group, combined group, unitary group or other similar group for purposes of applicable Law.

“Company Associate” means any current employee, officer, independent contractor or other non-employee individual service provider of Company or any of its Subsidiaries.

“Company Balance Sheet” means the consolidated (i) unaudited balance sheet of the Company as of September 30, 2025 included in the Company’s Form 10-Q for the quarterly period ended September 30, 2025 and (ii) audited balance sheet of the Company as of December 31, 2024 included in the Company’s Form 10-K for the period ended December 31, 2024, in each case as filed with the SEC.

“Company Capital Stock” means Company Common Stock and Company Preferred Stock.

“Company Employee Plan” means any employee benefit plan within the meaning of Section 3(3) of ERISA that Company or any of its Subsidiaries (i) sponsors, maintains, administers, or contributes to, or (ii) provides benefits under or through, or (iii) has any obligation to contribute to or provide benefits under or through, or (iv) may reasonably be expected to have any liability (contingent or otherwise) with respect to, or (v) utilizes to provide benefits to or otherwise cover any Company Associate (or their spouses, dependents, or beneficiaries).

“Company Equity Awards” means the Company Options and Company Restricted Stock Unit Awards.

“Company ESPP” means the Company 2020 Employee Stock Purchase Plan.

“Company Intellectual Property Rights” means all Intellectual Property Rights owned by the Company, co-owned by the Company, or exclusively licensed to the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect or occurrence that has a material adverse effect on (i) the business, financial condition, assets, properties or results of operations of the Company or (ii) the ability of the Company to consummate the Transactions; provided that, for purposes of clause (i), none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any change, event, condition, development, circumstance, state of facts, effect or occurrence to the extent resulting from or arising out of (A) general conditions (or changes therein) in the industries in which the Company operates, (B) general economic or regulatory, legislative or political conditions (or changes therein), including any actual or potential stoppage, shutdown, default or similar event or occurrence affecting a national or federal government, or securities, credit, banking, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets or equity price levels or trading volumes), in each case, in the United States, the European Union or elsewhere in the world, (C) any change in applicable Law or GAAP after the date hereof, (D) geopolitical conditions, the outbreak or escalation of hostilities, any acts or threats of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any of the foregoing, (E) any epidemic, pandemic (including COVID-19), disease outbreak or other public health-related event (or escalation or worsening of any such events or occurrences, including, in each case, the response of Governmental Officials (including COVID-19 Measures)), hurricane, tornado, flood, fire, volcano, earthquake or other natural or man-made disaster or any other national or international calamity, crisis or disaster, (F) the failure, in and of itself, of the Company to meet any internal or external forward-looking projections, forecasts, estimates or predictions in respect of any financial or operating metrics before, on or after the Agreement Date, or changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (G) the announcement, pendency or performance of any of the Transactions (including any actions required to effect the Wind-Down Process), including the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, any stockholder Proceeding (direct or derivative) in respect of this Agreement or any of the Transactions and any loss of or change in relationship, contractual or otherwise, with any Governmental Entity, supplier, vendor, service provider, collaboration partner, licensor, licensee or any other party having business dealings with the Company (including the exercise, or prospective exercise, by any party of any rights that arise upon a change of control), or departure of any employees or officers, of the Company (provided that this clause (G) shall not apply to the representations and warranties set forth in Section 4.05 or the condition set forth in clause (ii) of Exhibit A to the extent relating to such representations and warranties), (H) any reduction in the amount of the Company’s cash and cash equivalents as a result of expenditures made by the Company related to the Wind-Down Process, (I) the Company’s compliance with the covenants contained in this Agreement, or (J) any action taken by the Company at Parent’s express written request or with Parent’s express written consent, except in the case of clause (A), (B), (C), (D) or (E), to the extent that the Company is disproportionately affected thereby as compared with other participants in the industries in which the Company operates (in which case the incremental disproportionate impact or impacts may be taken into account in determining whether there has been a Company Material Adverse Effect).

“Company Outstanding Shares” means the total number of shares of the Company Common Stock, including all shares underlying the Company Options and Company Restricted Stock Unit Awards, that are issued and outstanding as of immediately prior to the Offer Closing Time, and assuming the exercise of all In-the-Money Options outstanding as of the Effective Time. No Out-of-the-Money Options shall be included in the total number of shares of the Company Common Stock outstanding for purposes of determining the Company Outstanding Shares.

“Company Options” means options to purchase shares of Company Common Stock granted by Company under the Company Stock Plans.

“Company Registered Intellectual Property Rights” means all Registered Intellectual Property Rights within the Company Intellectual Property Rights.

“Company Restricted Stock Unit Awards” means restricted stock unit awards covering shares of Company Common Stock granted by Company under the Stock Plans.

“Company Stockholders” means the holders of shares of outstanding Company Common Stock.

“Company Stock Plans” means the Company’s 2017 Stock Incentive Plan, as amended, the Company’s 2020 Stock Incentive Plan, the Company’s 2025 Inducement Stock Incentive Plan and the Company ESPP.

“Company Takeover Proposal” means any inquiry, proposal or offer from any Person or group (other than Parent and its Subsidiaries) relating to (i) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, of (A) 20% or more (based on the fair market value thereof, as determined by the Company Board of the assets of the Company or (B) 20% or more of the aggregate voting power of the capital stock of the Company, (ii) any tender offer, exchange offer, merger, consolidation, business combination, recapitalization, liquidation, dissolution, binding share exchange or similar transaction involving the Company that, if consummated, would result in any Person or group (or the stockholders of any Person) beneficially owning, directly or indirectly, 20% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity, other than, in each case, the Transactions or (iii) any combination of the foregoing.

“Consent” means any consent, approval, license, permit, order or authorization.

“Contract” means, with respect to any Person, any legally binding contract, lease, license, indenture, note, bond, agreement, concession, franchise or other instrument to which such Person or its Subsidiaries is a party or by which any of their respective properties or assets is bound.

“COVID-19” means the coronavirus disease caused by the SARS-CoV-2, and any variants or evolutions thereof or other epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” social distancing, shutdown, closure, sequester or other Law, order, directive, guideline or recommendation by any Governmental Entity or public health agency in connection with or in response to COVID-19 and all guidelines and requirements, such as social distancing, cleaning, and other similar or related measures of the Occupational Safety and Health Administration and the Centers for Disease Control and Prevention; provided that such matters are implemented in a reasonable manner and for a reasonable period of time.

“Direct Registration System” means the service that provides for electronic direct registration of securities in a record holder’s name on the Company’s transfer books and allows shares to be transferred between record holders electronically.

“Enforceability Exceptions” means the (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Entity, any other Person that would be treated as a single employer with such Entity, part of the same “controlled group” as such Entity or under common control with such Entity under Sections 414(b),(c),(m) or (o) of the Code, as applicable.

“Estimated Costs Post-Merger Closing” means, without duplication (including duplication of any amounts included in Transaction Expenses or Indebtedness) the unpaid costs that the Surviving Corporation would reasonably be expected to incur after the Offer Closing Time, in connection with: (i) the Wind-Down Process (excluding any amount payable related to Intellectual Property Rights set forth on Schedule 4.11(a)) of the Company Disclosure Letter that the Company has determined to abandon), including (x) any related clinical activities (including closing down clinical studies) and (y) the obligations set forth on Schedule III and (ii) any legal proceedings that commenced prior to the Offer Closing Time, but in each case of clause (i) and (ii), excluding any such costs that are required to be paid by Parent or Merger Sub hereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“FDA” means the U.S. Food and Drug Administration.

“FDCA” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. § 301 et seq.), as amended, and all regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any supranational, national, federal, state, municipal, provincial, local or other government, domestic or foreign, or any court, administrative agency or commission or other governmental authority or instrumentality exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, federal, state, municipal, provincial or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, judicial or arbitral authority, whether domestic or foreign, and in each case, of competent jurisdiction.

“Governmental Official” means any official or employee of any government, or any department, agency, or instrumentality thereof, any political party or official thereof, any candidate for political office, any official or employee of any public international organization, or any person acting in an official capacity for or on behalf of any such government, department, agency, instrumentality, party, or public international organization.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Health Care Laws” means the FDCA, the Public Health Service Act (42 U.S.C. §§ 201 et seq.), the Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), the False Statements Law (42 U.S.C. §1320a-7b(a)), the Civil Monetary Penalties Law (42 U.S.C. §1320a-7a), the False Claims Act (31 U.S.C. § 3729 et seq.), the Physician Payments Sunshine Act (42 U.S.C. §1320a-7h), and the exclusions law (42 U.S.C. §1320a-7).

“Incidental Contracts” means all (a) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software or services, (b) material transfer agreements, (c) Contracts that are ancillary to a sale of products or services to customers or the purchase or use of software, services, equipment, reagents or other materials, (d) non-disclosure agreements entered into in the ordinary course of business, (e) non-exclusive license agreements for cell lines, viruses and research tools, (f) non-material services agreements entered into in the ordinary course of business and (g) offer letters, employment agreements, consulting or contractor agreements and invention assignment agreements entered into with employees and contractors of the Company or any of its Subsidiaries.

“Indebtedness” means, with respect to the Company or its Subsidiaries, and without duplication (including without duplication of any amounts included in Transaction Expenses) (i) indebtedness for borrowed money, (ii) debt obligations evidenced by bonds, debentures, notes or similar instruments, (iii) all guarantees of the Company or its Subsidiaries of any Indebtedness of any other Person, to the extent called or drawn upon, (iv) any deferred purchase price obligations for assets, property, securities, business or services, including seller notes, holdback, or similar payments (whether contingent or otherwise) calculated as the maximum amount payable under or pursuant to such obligation, (v) net obligations under any interest rate swap, forward contract, currency or other hedging arrangement, derivative or similar transaction, to the extent actually terminated, (vi) any Unpaid Taxes, (vii) any unfunded benefit liability with respect to any retirement or deferred compensation plan, program, agreement or arrangement, and (viii) any accrued and unused vacation, paid time off or similar leave, and any accrued and unpaid severance obligations, or bonuses or commissions and any other bonuses or commissions that relate to the period prior to the Offer Closing Time, irrespective of whether accrued, and in each case, the employer portion of any Taxes related thereto. “Indebtedness” shall not include any intercompany Indebtedness of the Company or any Indebtedness incurred by Parent or its Affiliates (and subsequently assumed by the Company) at the Closing.

“Intellectual Property Rights” means any and all intellectual property and similar proprietary rights throughout the world, including any and all state, United States, international and/or foreign or other territorial or regional rights in, arising out of or associated with any of the following: (i) United States, foreign and international patents, patent applications, including all provisionals, nonprovisionals, substitutions, divisional, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, term extensions, confirmations, certificates of invention and the equivalents of any of the foregoing, statutory invention registrations, invention disclosures and inventions (collectively, “Patents”), (ii) trademarks, service marks, trade names, domain names, corporate names, brand names, URLs or other names and locators associated with the internet, trade dress, logos and other source identifiers, including registrations and applications for registration thereof and goodwill associated therewith and symbolized thereby, (iii) works of authorship (whether or not copyrightable) and all copyrights, copyrightable works, derivative works, including registrations and applications for registration thereof, and all renewals, extensions, restorations or reversions of the foregoing, including all rights of authorship, use, publication, publicity, reproduction, distribution, income, performance and transformation, (iv) software, including all source code, object code, firmware, development tools files, records and data, all media on which any of the foregoing is recorded, and all related documentation, (v) all inventions, invention disclosures, improvements, formulae, customer lists, trade secrets, know-how (including recipes, specifications, formulae, manufacturing and other processes, operating procedures, methods, techniques and all research and development information), technology, technical data, databases, data collections, confidential information and other proprietary rights and intellectual property, whether patentable or not, and all documentation relating to any of the foregoing, (vi) all United States and foreign rights arising under or associated with any of the foregoing, and (vii) all rights to sue or recover and retain damages and costs and attorneys’ fees for the past, present or future infringement, dilution, misappropriation, or other violation of any of the foregoing anywhere in the world.

“Intervening Event” means an event, change, effect, development, condition or occurrence material to the Company that was not known or reasonably foreseeable by the Company Board as of the Agreement Date (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable); provided that in no event shall any of the following constitute or contribute to an Intervening Event: (i) changes in the financial or securities markets or general economic or political conditions in the United States, or (ii) changes (including changes in applicable Law) or conditions generally affecting the industry in which the Company operates.

“In-the-Money Option” means each Company Option that has a per share exercise price that is less than the Cash Amount.

“IRS” means the U.S. Internal Revenue Service.

“Key Employee” means, with respect to any Person, (i) an executive officer of such Person and (ii) any employee of such Person, that reports directly to the board of directors of such Person, or to an executive officer of such Person.

“Judgment” means a judgment, order, injunction or decree of any Governmental Entity.

“knowledge” means (a) in the case of the Company, the actual knowledge, as of the Agreement Date, of the individuals listed in Section 1.01(a) of the Company Disclosure Letter and (b) in the case of Parent and Merger Sub, the actual knowledge, as of the Agreement Date, of the individuals listed in Section 1.01(a) of the Parent Disclosure Letter, in each case, following reasonable inquiry of such individual’s direct reports who are current employees as of the Agreement Date.

“Law” means any statute, law, ordinance, regulation, rule, act, code, order, constitution, treaty, common law, judgment, decree, award, writ, ruling, injunction, other requirement or rule of law of any Governmental Entity.

“Liens” means pledges, licenses, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever.

“made available” means (unless otherwise specified), with respect to a particular document, item or other piece of information, (i) inclusion and availability in the virtual data room hosted on FirmRoom by the Company in connection with the Transactions on or prior to 4:00 p.m., Eastern time on the Agreement Date or (ii) as disclosed in the forms, reports, schedules, statements, exhibits and other documents (including exhibits, financial statements and schedules thereto and all other information incorporated therein and amendments and supplements thereto) filed with (or furnished to) the SEC by the Company at least two (2) Business Days to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System, each of clauses (i) and (ii), on the day prior to the Agreement Date and continuously through the Agreement Date.

“Moderna Agreement” means that certain Collaboration and License Agreement between Generation Bio Co. and ModernaTX, Inc., dated as of March 23, 2023.

“Multiemployer Plan” means a “multiemployer plan,” as defined in Section 3(37) or 4001 (a)(3) of ERISA.

“Multiple Employer Plan” means a “multiple employer plan” as described in Section 413(c) of ERISA.

“Multiple Employer Welfare Arrangement” means a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

“Nasdaq” means The Nasdaq Global Select Market.

“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented

“Out-of-the-Money Option” means each Company Option that has a per share exercise price that is equal to or greater than the Cash Amount.

“Pandemic Response Law” means the Coronavirus Aid, Relief, and Economic Security Act, the Families First Coronavirus Response Act of 2020, the Taxpayer Certainty and Disaster Tax Relief Act of 2020, the American Rescue Plan Act of 2021, IRS Notice 2020-65, any amendments to any of the foregoing, and any other similar analogous future, or additional federal, state, local or non-U.S. Law or administrative guidance that addresses or is intended to benefit taxpayers in response to the COVID-19 pandemic and associated economic downturn.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that prevents, prohibits, impairs or delays or is reasonably likely to prevent, prohibit, impair or delay

Parent or Merger Sub from consummating the Offer, the Merger and the other Transactions on or before the Outside Date.

“Permitted Lien” means (i) a defect or irregularity in title, (ii) an easement or right-of-way, (iii) a Lien for Taxes not yet due and payable or being contested in good faith through appropriate Proceedings and for which adequate reserves have been maintained in accordance with GAAP, (iv) non-exclusive licenses to Intellectual Property Rights granted in the ordinary course of business, (v) liens that have arisen in the ordinary course of business (including, after giving effect to the Wind-Down Process) and that do not (in any case or in the aggregate) materially detract from the value of the assets subject thereto or materially impair the operations of the Company, (vi) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (vii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law, (viii) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and (ix) liens arising under applicable securities Law, and/or (x) other similar matters that would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company.

“Person” means any individual, firm, corporation, partnership, company, limited liability company, estate, trust, joint venture, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” means data and information concerning an identifiable natural person that is considered “personal information,” “personally identifiable information or a similar term and regulated or protected by one or more Privacy Laws.

“Pre-Closing Tax Period” means any taxable period, or portion thereof in the case of a Straddle Period, that ends on or prior to the Merger Closing Date.

“Privacy Laws” mean Laws relating to privacy, data security and/or collection, use or other processing of Personal Information.

“Proceeding” means any private, governmental, or administrative claim, counterclaim, proceeding, suit, arbitration, hearing, litigation, action, charge, complaint or audit, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Registered Intellectual Property Rights” means all Intellectual Property Rights that are the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by, any Governmental Entity.

“Regulatory Authority” means any national or supranational Governmental Entity, including the FDA, with responsibility for granting any licenses, clearances, authorizations, certifications, permits, registrations or approvals with respect to the Company Product Candidates.

“Regulatory Authorizations” means any approvals, clearances, authorizations, registrations, certifications, licenses and permits granted by any Regulatory Authority.

“Representative” of any Person means such Person’s officers, directors, employees, investment bankers, attorneys, other advisors or other representatives acting in the scope of his, her or its service to such Person.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Company Proposal” means any written bona fide Company Takeover Proposal received after the Agreement Date and that if consummated would result in a Person or group (or the stockholders of any Person) owning, directly or indirectly, (i) 50% or more of the aggregate voting power of the capital stock of the Company or of the surviving entity or the resulting direct or indirect parent of the Company or such surviving entity or (ii) 50% or more (based on the fair market value thereof, as determined in good faith by the Company Board of the consolidated assets of the Company on terms and conditions which the Company Board determines, in good faith, after consultation with outside counsel and its independent financial advisor, (A) would reasonably be expected to be more favorable from a financial point of view to the Company Stockholders than the Transactions, taking into account all the terms and conditions (including all financial, regulatory, financing, conditionality, legal and other terms and conditions) of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent pursuant to Section 6.02(b)); and (B) is reasonably likely to be completed.

“Tax Return” means all Tax returns, declarations, statements, reports, claims for refund, disclosures, elections, estimates, schedules, forms and information returns relating to Taxes, and any attachment thereto or amendment thereof, filed or required to be filed with any Governmental Entity.

“Taxes” means any and all federal, state, provincial, local, foreign and other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges in the nature of a tax imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts, including, without limitation (i) taxes imposed on, or measured by, income, franchise, profits or gross receipts; and (ii) ad valorem, value added, capital gains, sales, goods and services, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, commercial activity, alternative or add-on minimum, environmental, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties.

“Tax Sharing Agreement” means any Tax sharing, Tax indemnity, Tax allocation or similar agreement with a third party (but excluding any agreements entered into in the ordinary course of business the principal purpose of which is unrelated to Taxes).

“Transaction Expenses” means, without duplication (including without duplication of any amounts included in Indebtedness), all fees and expenses incurred or payable by the Company and the Company’s Subsidiaries (including any such fees or expenses that the Company or any of the Company’s Subsidiaries is legally obligated to pay or reimburse) at or prior to the Offer Closing Time in connection with the Transactions, including (i) any out-of-pocket fees and expenses of legal counsel, accountants, financial advisors, investment bankers, brokers, consultants, and other advisors engaged by the Company; (ii) 50% of the fees paid to the SEC in connection with filing the Offer Documents and the Schedule 14D-9, and any amendments and supplements thereto, with the SEC; (iii) 50% of any fees and expenses in connection with the printing, mailing and distribution of the Offer Documents and the Schedule 14D-9 and any amendments and supplements thereto; (iv) any fees, expenses and premiums incurred in connection with the D&O Tail Policies; and (v) any (A) “single-trigger” (or “double trigger,” to the extent payable pursuant to Company Employee Plans as in effect on the Agreement Date), bonus, severance, or change-in-control payments, payments payable under any transaction bonus agreements in connection with the consummation of the Offer (the “Closing Management Bonus Payments”) or similar payment obligations or (B) the employer portion of any payroll Taxes associated with the vesting, exercise cash-out or settlement of any Company Equity Awards that become due or payable to any director, officer, employee or consultant of the Company upon the consummation of the Transactions (provided, that Transaction Expenses shall not include any (A) amounts payable as a result of any arrangements implemented or actions taken (other than pursuant to any Company Employee Plan as in effect on the Agreement Date) by or at the direction or request of the Parent or its Affiliates (including the Surviving Corporation); (B) amounts discharged by the Company prior to the Merger Closing; and (C) amounts payable resulting from any termination of employment or service after the Offer Closing Time).

“Treasury Regulations” means the Treasury regulations promulgated under the Code.

“Unpaid Taxes” means an amount equal to all accrued but unpaid Tax liabilities of the Company for any Pre-Closing Tax Period (which shall not be less than zero with respect to any Tax in any jurisdiction), determined (i) in accordance with Section 7.06(b), (ii) on a jurisdiction-by-jurisdiction basis, (iii) taking into account any losses or any other tax attributes actually available to reduce such Tax liabilities, (iv) taking into account any estimated Taxes paid (including overpayments of prior years’ Taxes), (v) taking into account any deductions arising in respect of or resulting from the Transactions, including any deductions with respect to payment of amounts included in Transaction Expenses or Indebtedness, to the extent “more likely than not” permitted by applicable Law deductible in the Pre-Closing Tax Period, and (vi) in a manner consistent with the past practice of the Company.

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar or related law.

“Willful Breach” means a material breach, or a material failure to perform, any covenant, representation, warranty, or agreement set forth in this Agreement, in each case, that is the consequence of an intentional or willful act or omission by a party hereto with the knowledge that the taking of such act or failure to take such act would result in, constitute or cause a material breach or material failure to perform this Agreement.

“Wind-Down Process” means the process related to the winding down of the operations and research and development activities of the Company and its Subsidiaries, in a manner consistent with any applicable Contract terms, applicable Laws, applicable clinical standards and applicable ethical practices.

Each of the following terms is defined in the Section set forth opposite such term:

Accounting Firm	Section 2.01(c)(vi)
Adverse Recommendation Change	Section 6.02(b)
Agreement	Preamble
Agreement Date	Preamble
Appraisal Shares	Section 3.08(d)
Cash Amount	Recitals
Cash Determination Time	Section 2.01(c)(ii)
Certificate of Merger	Section 3.03
Certificates	Section 3.09(b)
Closing Cash Calculation	Section 2.01(c)(ii)
Closing Cash Schedule	Section 2.01(c)(ii)
Company	Preamble
Company Board Recommendation	Section 4.03
Company Common Stock	Section 6.02(b)
Company Option Cash Consideration	Section 3.10(a)
Company Termination Fee	Section 9.03(a)
Confidentiality Agreement	Section 7.01
CVR	Recitals
CVR Agreement	Section 3.11
CVR Amount	Recitals
D&O Tail Policies	Section 7.03(c)
DGCL	Recitals
Dispute Notice	Section 2.01(c)(iii)
Effective Time	Section 3.03
Existing D&O Policies	Section 7.03(c)
FDA Application Integrity Policy	Section 4.13(a)
Indemnified Party	Section 7.03(a)
Legal Restraints	Section 8.01(a)
Maximum Amount	Section 7.03(c)
Merger	Recitals
Merger Closing	Section 3.02
Merger Closing Date	Section 3.02
Merger Consideration	Section 3.08(c)
Merger Sub	Preamble
Minimum Tender Condition	Exhibit A
Offer	Recitals
Offer Closing Time	Section 2.01(a)
Offer Conditions	Section 2.01(a)
Offer Documents	Section 2.01(b)
Offer Price	Recitals
Outside Date	Section 9.01(b)(i)
Parent	Preamble
Parent Disclosure Letter	Article V

Parent Transaction Expenses	Section 7.04
Paying Agent	Section 3.09(a)
Payment Fund	Section 3.09(a)
Pre-Closing Period	Section 6.01
Qualifying Company Takeover Proposal	Section 6.02(a)
Response Time	Section 2.01(c)(iii)
Rights Agent	Section 3.11
Schedule 14D-9	Section 2.02(a)
Section 262	Section 3.08(d)
Signing Net Cash	Recitals
Stockholder List Date	Section 2.02(b)
Straddle Period	Section 7.06
Support Agreement	Recitals
Surviving Corporation	Section 3.01
Takeover Law	Section 4.21
Termination Condition	Exhibit A

Section 1.02Interpretation and Rules of Construction. The headings contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to “this Agreement” shall include the Company Disclosure Letter and the Parent Disclosure Letter. All Exhibits annexed to this Agreement or referred to in this Agreement are hereby incorporated in and made a part of this Agreement as if set forth in full in this Agreement. Any terms used in the Company Disclosure Letter, the Parent Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant to this Agreement but not otherwise defined therein shall have the meaning as defined in this Agreement. The definitions of terms in this Agreement shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word “will” shall be construed to have the same meaning as the word “shall.” The words “include,” “includes” and “including” shall be deemed, in each case, to be followed by the phrase “without limitation.” The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references to “dollars” or “$” shall refer to the lawful currency of the United States. Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law in this Agreement shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, including comparable successor law and references to all attachments thereto and instruments incorporated therein, but only to the extent, in the case of any amendment, supplement or other modification to any Contract, instrument or other document listed in the Company Disclosure Letter or the Parent Disclosure Letter, that such amendment, supplement or other modification has been made available to the other party and is also listed on the appropriate section of the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, (ii) any reference in this Agreement to any Person shall be construed to include such Person’s successors and permitted assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) all references in this Agreement to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement, unless otherwise indicated, (v) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection and (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party hereto drafting or causing any instrument to be drafted. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement. Unless indicated otherwise, (A) any action required to be taken by or on a day or business day may be taken until 11:59 p.m., Eastern Time, on such day or business day, (B) all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day” and (C) all days, business days, times and time periods contemplated by this Agreement will be determined by reference to Eastern Time. Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the fourth decimal place, except in respect of payments, which shall be rounded down to the nearest whole United States cent.

Article II

THE OFFER

Section 2.01The Offer.

(a)Commencement and Term of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 9.01, subject to the terms and conditions of this Agreement, as promptly as practicable (but in no event later than fifteen (15) Business Days after the Agreement Date), the Buyer Entities shall commence (within the meaning of the applicable rules and regulations of the SEC) the Offer at the Offer Price. The obligations of the Buyer Entities to, irrevocably accept for payment, and pay for, any shares of the Company Common Stock tendered pursuant to the Offer shall be subject only to the satisfaction or waiver of the conditions set forth on Exhibit A (the “Offer Conditions”). The initial expiration date of the Offer shall be at the time that is one minute following 11:59 p.m., Eastern time, on the date that is twenty (20) Business Days (determined using Rule 14d-1(g)(3) of the Exchange Act) after the date the Offer is first commenced (within the meaning of Rule 14d-2 promulgated under the Exchange Act). The Buyer Entities expressly reserve the right to waive, in their sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer in any manner not inconsistent with this Agreement, except that the Minimum Tender Condition shall not be waived, and, without the prior written consent of the Company, the Buyer Entities shall not, (i) reduce the number of shares of the Company Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) waive, amend or modify the Termination Condition, (iv) add to the Offer Conditions or impose any other conditions on the Offer or amend, modify or supplement any Offer Condition in any manner adverse to the holders of the Company Common Stock or material to the holders of the Company Common Stock, (v) except as otherwise provided in this Section 2.01, terminate, or extend or otherwise amend or modify the expiration date of, the Offer, (vi) change the form or terms of consideration payable in the Offer, (vii) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to the holders of the Company Common Stock or material to the holders of Company Common Stock or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act. Notwithstanding the foregoing or anything to the contrary in this Agreement, unless this Agreement has been validly terminated in accordance with Section 9.01, (A) the Buyer Entities may elect to (and if so requested by the Company, the

Buyer Entities shall), extend the Offer for one or more consecutive increments of such duration as requested by the Company (or if not so requested by the Company, as determined by the Buyer Entities), but not more than ten (10) Business Days each (or for such longer period as may be agreed to by the Buyer Entities and the Company); provided, however, that in no event shall the Buyer Entities be permitted to extend the Offer beyond one minute after 11:59 p.m., Eastern time, on the day that is the Outside Date without the prior written consent of the Company, if (I) at the scheduled expiration date of the Offer any of the Offer Conditions (including the Minimum Tender Condition) shall not have been satisfied or waived (if permitted hereunder), until such time as such conditions shall have been satisfied or waived (if permitted hereunder) or (II) at the scheduled expiration date of the Offer, Section 2.01(c)(v) applies as to the determination of the Closing Net Cash and the resolution of the matters described in Section 2.01(c)(vi) has not been finalized, and (B) the Buyer Entities shall extend the Offer for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof or Nasdaq, in each case that are applicable to the Offer; provided that the Buyer Entities shall not, and shall not be required to, extend the Offer beyond the Outside Date and, in the case of the Minimum Tender Condition being the only condition not satisfied under clause (I) of the foregoing (other than conditions that by their nature are only satisfied as of the Offer Closing Time), the Buyer Entities shall not be required to extend the Offer to a date later than the Outside Date.

On the terms and subject only to the conditions of the Offer and this Agreement, the Buyer Entities shall irrevocably accept for payment, and pay for, all shares of the Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer as promptly as practicable after the expiration of the Offer and, in any event, no more than three (3) Business Days after the expiration of the Offer. The time at which Merger Sub first irrevocably accepts for purchase the shares of the Company Common Stock tendered in the Offer is referred to as the “Offer Closing Time.” The Offer may not be terminated or withdrawn prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 2.01(a)), unless this Agreement is validly terminated in accordance with Section 9.01. If this Agreement is validly terminated in accordance with Section 9.01, Merger Sub shall promptly and irrevocably terminate the Offer and return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of the Company Common Stock to the registered holders thereof. Nothing contained in this Section 2.01(a) shall affect any termination rights set forth in Section 9.01.

(b)Schedule TO; Offer Documents. As promptly as reasonably practicable on the date of commencement of the Offer, the Buyer Entities shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer, which shall include an offer to purchase and a related letter of transmittal and summary advertisement containing the terms set forth in this Agreement and Exhibit A (such Schedule TO, as amended from time to time, and the documents included therein pursuant to which the Offer will be made, together with any supplements or amendments thereto, the “Offer Documents”) and (ii) disseminate the Offer Documents to the holders of the Company Common Stock as and to the extent required by applicable Law. The Company shall furnish to the Buyer Entities all information concerning the Company required by applicable Law to be set forth in the Offer Documents. Each of the Buyer Entities and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Buyer Entities shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of the Company Common Stock, in each case, as and to the extent required by applicable Law. The Buyer Entities shall promptly provide the Company and its counsel with copies of any written comments, and shall inform the Company and its counsel of any oral comments, that the Buyer Entities or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt of such comments. Except from and after an Adverse Recommendation Change, prior to the filing of the Offer Documents (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of the Company Common Stock, or responding to any comments of the SEC or its staff with respect to the Offer Documents, the Buyer Entities shall (A) provide the Company and its counsel a reasonable opportunity to review and comment on such Offer Documents or response (it being understood that the Company and its counsel shall provide any comments thereon as soon as reasonably practicable) and (B) give reasonable and good faith consideration to any comments made by the Company or its counsel. The Buyer Entities shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents. In addition, the Buyer Entities shall cause the Offer Documents (i) to comply in all material respects with the Exchange Act and other applicable laws and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Buyer Entities with respect to information supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents.

(c)Confirmation of Closing Net Cash.

(i)If, between the Agreement Date and the Offer Closing Time, the outstanding shares of the Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted and such adjustment to the Offer Price shall provide to the holders of shares of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action.

(ii)Except as otherwise contemplated in this Section 2.01(c), on the tenth (10th) Business Day before the scheduled expiration of the Offer (including as extended pursuant to Section 2.01(a)), the Company shall deliver to Parent a schedule (the “Closing Cash Schedule”) setting forth, in reasonable detail, the Company’s good faith, estimated calculation of Closing Net Cash (the “Closing Cash Calculation”) as of immediately prior to the Offer Closing Time (the “Cash Determination Time”) based on such scheduled expiration of the Offer. The Company shall make available to Parent, as reasonably requested by Parent, the work papers and back-up materials used in preparing the Closing Cash Schedule, including close-out memos or other forms of written affirmation from vendors that either no more money is due or an amount of money is due that is reflected on the Closing Cash Schedule. If reasonably requested by Parent, reasonable access to the Company’s accountants and counsel at reasonable times and upon reasonable notice will be provided by the Company in order to permit Parent to review the Closing Cash Calculation. The Closing Cash Calculations shall include the Company’s determination, as of the Cash Determination Time, of the Cash Amount and each component thereof.

(iii)Parent shall have the right to dispute any part of the Closing Cash Calculation by delivering a written notice (for which email will suffice) (a “Dispute Notice”) to that effect to the Company on or prior to 11:59 p.m., Eastern Time, on the fifth (5th) Business Day following Parent’s receipt of the Closing Cash Schedule (the “Response Time”), which Dispute Notice shall identify in reasonable detail the nature and amounts of any proposed revisions to the proposed Closing Cash Calculation and shall be accompanied by a reasonably detailed explanation for the basis for such revisions.

(iv)If, on or prior to the Response Time, Parent notifies the Company in writing that it has no objections to the Closing Cash Calculation or if Parent fails to deliver a Dispute Notice as provided in Section 2.01(c)(iii) prior to the Response Time, then the Closing Cash Calculation as set forth in the Closing Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and shall represent the Closing Net Cash at the Cash Determination Time for purposes of this Agreement.

(v)If Parent delivers a Dispute Notice on or prior to the Response Time, then Representatives of the Company and Parent shall promptly (and in no event later than one (1) Business Day thereafter) meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of the Closing Net Cash, which agreed upon Closing Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and shall represent the Closing Net Cash at the Cash Determination Time for purposes of this Agreement.

(vi)If Representatives of the Company and Parent are unable to negotiate an agreed-upon determination of Closing Net Cash as of the Cash Determination Time pursuant to Section 2.01(c)(v) within three (3) Business Days after delivery of the Dispute Notice (or such other period as the Company and Parent may mutually agree upon), then any remaining disagreements as to the calculation of Closing Net Cash shall be referred to for resolution to KPMG LLP, or, if such accounting firm is unable to serve, the Company and Parent shall, within two (2) Business Days, appoint by mutual agreement the office of an impartial nationally or regionally recognized firm of independent certified public accountants other than the Company’s accountants or Parent’s accountants (the “Accounting Firm”). The Company and Parent shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Closing Cash Schedule and the Dispute Notice, and the Company and Parent shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within three (3) Business Days of accepting its selection. The Company and Parent shall be afforded the opportunity to present to the Accounting Firm any materials related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and Parent. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of Closing Net Cash made by the Accounting Firm shall be made in writing delivered to each of the Company and Parent, shall be final and binding on the Company and Parent and shall (absent manifest error) be deemed to have been finally determined for purposes of this Agreement and to represent the Closing Net Cash at the Cash Determination Time for purposes of this Agreement. The Buyer Entities shall extend the expiration date of the Offer until the resolution of the matters described in this Section 2.01(c)(vi); provided, that the Buyer Entities shall not, and shall not be required to, extend the Offer beyond the Outside Date. The fees and expenses of the Accounting Firm shall be allocated between the Company and Parent in the same proportion that the disputed amount of the Closing Net Cash that was unsuccessfully disputed by such party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Closing Net Cash amount and the Company’s portion of such fees and expenses shall be included in the calculation of Transaction Expenses. If this Section 2.01(c)(vi) applies as to the determination of the Closing Net Cash at the Cash Determination Time with respect to a scheduled expiration of the Offer, upon resolution of the matter in accordance with this Section 2.01(c)(vi), the parties shall not be required to determine Closing Net Cash again (solely with respect to such applicable scheduled expiration of the Offer) even though such applicable expiration of the Offer may occur later.

Section 2.02Company Actions.

(a)Schedule 14D-9. On the date the Offer Documents are filed with the SEC, or as promptly thereafter as practicable (but in no event later than the first (1st) Business Day following the date on which the Offer Documents are filed), the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer, (such Schedule 14D-9, as amended from time to time, together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”), including a description of the Company Board Recommendation (subject to Section 6.02) and shall disseminate the Schedule 14D-9 to the holders of the Company Common Stock, as and to the extent required by applicable U.S. federal securities Law. The Schedule 14D-9 shall also contain and constitute the notice of appraisal rights required to be delivered by the Company under Section 262(d)(2) of the DGCL at the time the Company first files the Schedule 14D-9 with the SEC and the opinion of TD Securities (USA) LLC (“TD Cowen”). The Company shall set the record date for the holders of Company Common Stock to receive such notice of appraisal rights as the same date as the Stockholder List Date and shall disseminate the Schedule 14D-9 including such notice of appraisal rights to such holders to the extent required by section 262(d) of the DGCL. Parent and Merger Sub shall furnish to the Company all information concerning Parent and Merger Sub required by applicable Law to be set forth in the Schedule 14D-9. Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and to correct any material omissions therefrom, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of the Company Common Stock, in each case, as and to the extent required by applicable Law. Except from and after an Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 6.02, Company shall provide Parent and its counsel with copies of any written comments, and shall inform Parent and its counsel of any oral comments, that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments. Except from and after an Adverse Recommendation Change or in connection with any disclosures made in compliance with Section 6.02, prior to the filing of the Schedule 14D-9 (including any amendment or supplement thereto) with the SEC or the dissemination thereof to the holders of the Company Common Stock, or responding to any comments of the SEC or its staff with respect to the Schedule 14D-9, the Company shall (x) provide Parent and its counsel a reasonable opportunity to review and comment on such Schedule 14D-9 or response (it being understood that Parent and its counsel shall provide any comments thereon as soon as reasonably practicable) and (y) give reasonable and good faith consideration to any comments made by Parent or its counsel. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. The Company hereby approves of and consents to the Offer, the Merger and the Transactions and the inclusion in the Offer Documents of a description of the Company Board Recommendation (except to the extent that the Special Committee or the Company Board shall have withdrawn or modified the Company Board Recommendation, respectively, in accordance with Section 6.02(b)). In addition, the Company shall cause the Schedule 14D-9 (i) to comply in all material respects with the Exchange Act and other applicable laws and (ii) to not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that no covenant is made by the Company with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Schedule 14D-9.

(b)Stockholder Information. In connection with the Offer, the Company shall cause its transfer agent to promptly furnish the Buyer Entities with mailing labels containing the names and addresses of the record holders of shares of the Company Common Stock as of the most recent practicable date preceding the date on which the Offer is commenced and of those Persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of shares of the Company Common Stock, and shall furnish to the Buyer Entities such information and reasonable assistance (including updated lists of stockholders, security position listings and computer files) as the Buyer Entities may reasonably request in communicating the Offer and disseminating the Offer Documents to the Company Stockholders. The date of the list of stockholders used to determine the persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated is referred to as the “Stockholder List Date.” Subject to the requirements of applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Transactions, the Buyer Entities shall hold in confidence, in accordance with the Confidentiality Agreement, the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy (and shall direct their agents to deliver to the Company or destroy) all copies of such information (and certify in writing to the Company such destruction, if applicable).

Article III

THE MERGER

Section 3.01The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL (including Section 251(h) of the DGCL), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

Section 3.02Merger Closing. The closing of the Merger (the “Merger Closing”) shall take place remotely via the electronic exchange of documents and signature pages at 9:00 a.m., Eastern time, on a date to be specified by Parent and the Company, which date shall be as soon as practicable following the Offer Closing Time, subject to the satisfaction or (to the extent permitted by Law) waiver by the party or parties hereto entitled to the benefits thereof of the conditions set forth in Article VIII, other than those conditions that by their nature are to be satisfied at the Merger Closing (but in no event later than the second (2nd) Business Day following such satisfaction or waiver of such conditions), unless another date, time or place is mutually agreed to in writing by Parent and the Company. The date on which the Merger Closing occurs is referred to in this Agreement as the “Merger Closing Date.”

Section 3.03Effective Time. Prior to the Merger Closing, Parent and the Company shall prepare, and on the Merger Closing Date, the Company shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL to effectuate the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger. The time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time.”

Section 3.04Merger Without Meeting of Stockholders. The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote on the adoption of this Agreement by the holders of shares of the Company Common Stock. The parties hereto agree to take all necessary and appropriate action to cause the Merger to become, and that the Merger shall become, effective as soon as practicable following the consummation (within the meaning of Section 251(h) of the DGCL) of the Offer, without a vote of stockholders of the Company in accordance with Section 251(h) of the DGCL.

Section 3.05Effects of Merger. The Merger shall have the effects provided in this Agreement and as set forth in the DGCL.

Section 3.06Certificate of Incorporation and Bylaws.

(a)Immediately following the Effective Time, the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to be in the form attached as Exhibit B and, as so amended and restated, such certificate of incorporation shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or permitted by applicable Law (including the DGCL), subject to Section 7.03.

(b)The bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation immediately following the Effective Time until thereafter changed or amended as provided therein or permitted by applicable Law, subject to Section 7.03, except that references to the name of Merger Sub shall be replaced by the name of the Surviving Corporation.

Section 3.07Directors and Officers.

(a)The directors of Merger Sub immediately prior to the Effective Time shall be appointed as the directors of the Surviving Corporation immediately following the Effective

Time, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The Company shall request each director of the Company immediately prior to the Effective Time to execute and deliver a letter effectuating his or her resignation as a member of the Company Board.

(b)The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 3.08Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the Company Common Stock or any shares of capital stock of Merger Sub:

(a)Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)Cancellation of Treasury Stock and Certain Other Stock. Each share of Company Common Stock that (i) is owned by the Company immediately prior to the Effective Time, (ii) was owned by Parent, Merger Sub or any other Subsidiary of Parent at the commencement of the Offer and is owned by Parent, Merger Sub or any other Subsidiary of Parent immediately prior to the Effective Time or (iii) was irrevocably accepted for purchase in the Offer shall no longer be outstanding and, in each case, shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor.

(c)Conversion of Company Common Stock. Except as provided in Section 3.08(b) and Section 3.08(d), each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Offer Price without interest (the “Merger Consideration”). As of the Effective Time, all such shares of the Company Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such shares of the Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with this Section 3.08(c). For the avoidance of doubt, at the Effective Time, any repurchase rights of the Company or other similar restrictions on shares of Company Common Stock shall lapse in full and will be of no further force or effect, and all shares of Company Common Stock shall be fully vested as of the Effective Time.

(d)Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (“Appraisal Shares”) of the Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into the Merger Consideration as provided in Section 3.08(c), but instead, at the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of any such Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive payment of the fair value of such Appraisal Shares in accordance with Section 262; provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 with respect to such Appraisal Shares or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to receive the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration as provided in Section 3.08(c). The Company shall give prompt written notice to Parent of any demands received by the Company for appraisal of any shares of the Company Common Stock, and Parent shall have the right to participate in, and direct all negotiations and Proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing. Prior to the Offer Closing Time, Parent shall not, except with the prior written consent of the Company, require the Company to make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

Section 3.09Payment of Merger Consideration.

(a)Paying Agent. Not less than three (3) Business Days before the Merger Closing Date, Parent shall select a bank or trust company reasonably acceptable to the Company to act as paying agent (the “Paying Agent”) for the payment of the Cash Amount pursuant to Section 3.08(c). At or promptly after the Effective Time (and in any event, within two (2) Business Days of the Merger Closing Date), Parent shall cause the Surviving Corporation to deposit with the Paying Agent, for the benefit of holders of shares of the Company Common Stock, cash in U.S. dollars sufficient to pay the Cash Amount at the Effective Time pursuant to Section 3.08(c) (such cash being hereinafter referred to as the “Payment Fund”).

(b)Payment Procedure. As promptly as reasonably practicable (but in no event later than two (2) Business Days) after the Effective Time, the Surviving Corporation or Parent shall cause the Paying Agent to mail to each holder of record of a certificate or certificates that, immediately prior to the Effective Time, represented outstanding shares of the Company Common Stock (the “Certificates”) that were converted into the right to receive the Merger Consideration pursuant to Section 3.08(c) (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Paying Agent, and shall be in such form and have such other provisions as are customary and reasonably acceptable to the Company and Parent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate to the Paying Agent for cancellation, together with such letter of transmittal, duly executed and in proper form and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate shall be entitled to receive, in exchange therefor, the Merger Consideration into which the shares of the Company Common Stock theretofore represented by such Certificate shall have been converted pursuant to Section 3.08(c), and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of the Company Common Stock that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer, stamp, registration or other similar

Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or establish to the good faith satisfaction of Parent that any such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.09, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender, the Merger Consideration (without interest) into which the shares of the Company Common Stock theretofore represented by such Certificate have been converted pursuant to Section 3.08(c). No interest shall be paid or accrue on the cash payable upon surrender of any Certificate.

(c)Treatment of Book-Entry Shares. No holder of record of Book-Entry Shares shall be required to deliver a Certificate or a letter of transmittal to the Paying Agent to receive the Merger Consideration in respect of such Book-Entry Shares. In lieu thereof, such holder of record shall, upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive the Merger Consideration into which such Book-Entry Shares shall have been converted pursuant to Section 3.08(c), and the Surviving Corporation or Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective Time (but in no event later than five (5) Business Days after the Effective Time to each such holder of record as of the Effective Time), an amount of U.S. dollars equal to the aggregate Cash Amount (without interest) to which such holder is entitled hereunder, and such Book-Entry Shares shall forthwith be cancelled. Payment of the Cash Amount with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(d)Adjustments. If, between the Agreement Date and the Effective Time, the outstanding shares of the Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted.

(e)No Further Ownership Rights in the Company Common Stock. The Merger Consideration paid in accordance with the terms of this Article III as a result of the conversion of any shares of the Company Common Stock shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of the Company Common Stock. After the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of the Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates are presented to the Surviving Corporation or the Paying Agent for any reason, such Certificates shall be cancelled and exchanged as provided in this Article III.

(f)Lost, Stolen or Destroyed Certificates. Notwithstanding the requirements to surrender a Certificate contained in Section 3.09, if any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for the shares of the Company Common Stock formerly represented by such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of such shares.

(g)Termination of Payment Fund. Any portion of the Payment Fund (and any interest or other income earned thereon) that remains undistributed as of the twelve (12)-month anniversary of the Merger Closing Date shall be delivered to the Company or its designated Affiliate, upon demand, and any former holder of the Company Common Stock entitled to payment of the Cash Amount who has not theretofore complied with this Article III shall thereafter look only to the Company or any successor-in-interest of the Company for payment of its claim for the Cash Amount (subject to applicable abandoned property, escheat and other similar Law).

(h)No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation and the Paying Agent shall be liable to any Person in respect of any cash from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such Merger Consideration in respect of such Certificate shall, to the extent permitted by applicable Law, immediately prior to such date become the property of the Surviving Corporation or its designated Affiliate, free and clear of any claims or interest of any such holders or their successors, assigns or personal representative previously entitled thereto, subject to the claims of any former holder of the Company Common Stock entitled to payment of Merger Consideration who has not theretofore complied with this Article III.

(i)Investment of Payment Fund. The Payment Fund shall be invested by the Paying Agent as directed by Parent. Nothing contained in this Section 3.09(i) and no investment losses resulting from the investment of the Payment Fund shall diminish the rights of the Company Stockholders entitled to payment of the Cash Amount to receive the Cash Amount. To the extent there are losses or the Payment Fund for any reason (including Appraisal Shares losing their status as such) is less than the level required to promptly pay the Cash Amount pursuant to Section 3.08(c), Parent shall replace, restore or add to the cash in the Payment Fund to ensure the prompt payment of the Merger Consideration. Any interest and other income resulting from such investments shall be the property of, and paid to, Parent or its designated Affiliate.

(j)Withholding Rights. Notwithstanding anything to the contrary, each of the Company, the Surviving Corporation, Parent and the Paying Agent shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement or the Offer such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or under any provision of state, local or foreign Tax Law. Amounts so deducted or withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction or withholding was made and shall be properly remitted to the applicable Governmental Entity. Parent shall (i) use commercially reasonable efforts to provide advance notice of any such deduction or withholding (other than with respect to amounts paid as compensation or backup withholding resulting from failure to deliver an IRS Form W-9 or W-8 upon request) and (ii) cooperate with the Company and any holders of Company Common Stock or Company Equity Awards to obtain any affidavits, certificates and other documents as may reasonably be expected to afford to the Company and such holders reduction of or relief from any such deduction or withholding.

Section 3.10Equity Awards.

(a)As of immediately prior to the Offer Closing Time, unless the Company Board or the Special Committee decides otherwise in writing, each Company Option that is then outstanding but not then vested or exercisable shall become immediately vested and exercisable in full.

(i)At the Effective Time, each In-the-Money Option that is then outstanding shall be cancelled and the holder thereof shall be entitled to receive  an amount in cash without interest, equal to the product obtained by multiplying (A) the excess of the Cash Amount over the exercise price per share of the Company Common Stock underlying such Company Option at the Effective Time by (B) the number of shares of the Company Common Stock underlying such Company Option (such amount, the “Company Option Cash Consideration”). Parent shall cause the Surviving Corporation (or its agent) to pay the Company Option Cash Consideration at or reasonably promptly after the Effective Time (but in no event later than five (5) Business Days after the Effective Time).

(ii)At the Effective Time, each Out-of-the-Money Option that is then outstanding shall be automatically cancelled for no consideration and the holder thereof shall have no further rights with respect thereto.

(b)Unless otherwise determined by the Company Board, no later than five (5) Business Days prior to the Effective Time, each Company Restricted Stock Unit Award that is then outstanding but not vested shall become immediately vested in full and shall be settled by issuing to the holder of the Company Restricted Stock Unit Award a number of shares of Company Common Stock equal to the number of shares of Company Common Stock underlying such Company Restricted Stock Unit Award immediately prior to such settlement (subject to applicable withholdings for Taxes, which may be satisfied by net share settlement) (the “Settled RSU Company Common Stock”).  The Settled RSU Company Common Stock shall be treated at the Effective Time in the same manner as other shares of Company Common Stock, including for the avoidance of doubt as set forth in Section 3.08(c).  Following the settlement of the Company Restricted Stock Unit Awards into Settled RSU Company Common Stock as provided herein, no holder thereof shall have any rights with respect to such award (or the shares of Company Common Stock underlying such award) other than the right to receive the consideration specified in this Section 3.10(b).

(c)Prior to the Effective Time, the Company shall take all reasonable actions required to (A) terminate the Company ESPP, as of immediately prior to the Merger Closing Date and (B) provide that no new offering period shall commence after the Agreement Date.

(d)Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Stock Plan) shall adopt such resolutions or take such action by written consent in lieu of a meeting, providing for the transactions contemplated by this Section 3.10. The Company shall provide that, on and following the Effective Time, no holder of any Company Equity Awards shall have the right to acquire any equity interest in the Company or the Surviving Corporation in respect thereof and each Company Stock Plan shall terminate as of the Effective Time; provided, that the Company ESPP shall terminate in accordance with Section 3.10(c) hereof.

Section 3.11Contingent Value Right. At or prior to the Offer Closing Time, the Buyer Entities will authorize and duly adopt, execute and deliver, and will ensure that a duly qualified rights agent with respect to the CVRs mutually agreeable to the Buyer Entities and the Company (a “Rights Agent”) executes and delivers, a contingent value rights agreement in substantially the form attached as Exhibit C (the “CVR Agreement”), subject to any reasonable revisions to the CVR Agreement that are requested by such Rights Agent or the Representative thereunder (provided that such revisions are not, individually or in the aggregate, materially detrimental to any holder of CVRs). The Buyer Entities and the Company shall cooperate, including by making changes to the form of CVR Agreement, as necessary to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” Laws.

Article IV

REPRESENTATIONS AND WARRANTIES OF The company

Except (i) as set forth in the written disclosure schedule delivered by the Company to Parent (the “Company Disclosure Letter”) or (ii) as disclosed in the Company SEC Documents (as defined below) filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements; provided that any factual information contained within such disclosure shall not be excluded), the Company represents and warrants to Parent as follows:

Section 4.01Due Organization; Subsidiaries.

(a)Each of the Company and its Subsidiaries is a corporation or other legal entity duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted, (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of the Company to consummate the Transactions. All of the Company’s Subsidiaries are wholly owned by the Company.

(b)Each of the Company and its Subsidiaries is licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business in the manner in which its business is currently being conducted requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)Except as set forth on Section 4.01(c) of the Company Disclosure Letter, the Company has no other Subsidiaries and the Company does not directly or indirectly own any capital stock of, or any equity ownership or profit sharing interest of any nature in, or control directly or indirectly, any other Person. The Company is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company has not agreed and is not obligated to make, nor is the Company bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person. The Company has not, at any time, been a general partner of, and has not otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Person.

Section 4.02Organizational Documents. The Company has made available to Parent accurate and complete copies of the Organizational Documents of the Company. The Company is not in breach or violation of its Organizational Documents in any material respect.

Section 4.03Authority; Binding Nature of Agreement.

(a)The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and, assuming the representations and warranties set forth in Section 5.08 are true and correct and that the Transactions are consummated in accordance with Section 251(h) of the DGCL, to consummate the Transactions. The execution and delivery by the Company of this Agreement and, assuming that the representations and warranties set forth in Section 5.08 are true and correct and the Transactions are consummated in accordance with Section 251(h) of the DGCL, the consummation by the Company of the Transactions has been duly authorized by all necessary corporate action on the part of the Company. The Company Board (acting upon the unanimous recommendation of the Special Committee), at a meeting duly called and held, duly and by unanimous vote of the Company Board adopted resolutions (i) determining that the Offer, the Merger and the other Transactions are fair to and in the best interest of the Company and the Company Stockholders, (ii) approving and declaring advisable the Merger and the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, (iii) resolving that this Agreement and the Merger shall be governed by and effected under Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Offer Closing Time and (iv) recommending that the Company Stockholders accept the Offer and tender their shares of the Company Common Stock pursuant to the Offer (the “Company Board Recommendation”), which resolutions, as of the Agreement Date, have not been rescinded, modified or withdrawn in any way. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, and assuming the representations and warranties set forth in Section 5.08 are true and correct, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

(b)Prior to the scheduled expiration of the Offer, the Company Board or the compensation committee of the Company Board has, or will have, (i) duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act each agreement, plan, program, arrangement or understanding entered into or established by the

Company or any of its former Subsidiaries on or before the date hereof with or on behalf of any of its officers, directors or employees, including the terms of Section 3.08, Section 3.10 and Section 7.03, and (ii) taken all other actions reasonably necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act with respect to the foregoing.

Section 4.04No Vote Required. Assuming (a) the Transactions are consummated in accordance with Section 251(h) of the DGCL, (b) the Minimum Tender Condition has been satisfied and (c) the accuracy of the representations and warranties set forth in Section 5.08, no stockholder votes or consents are needed to authorize this Agreement or for consummation of the Transactions.

Section 4.05Non-Contravention; Consents.

(a)Except as set forth on Section 4.05(a) of the Company Disclosure Letter, the execution and delivery by the Company of this Agreement does not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under, or result in the creation of any Lien other than any Permitted Lien upon any of the properties or assets of the Company or its Subsidiaries under, any provision of (i) the Company’s Organizational Documents, (ii) any Company Material Contract to which the Company is or its Subsidiaries are a party or (iii) subject to the filings and other matters referred to in Section 4.05(b) of the Company Disclosure Letter, any Judgment or, assuming the representations and warranties set forth in Section 5.08 are true and correct, any Law, in either case, that is applicable to the Company or its Subsidiaries or its and their properties or assets, other than, in the case of clauses (ii) and (iii), any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b)No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity, is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Schedule 14D-9 and (B) such reports under the Exchange Act as may be required in connection with this Agreement, the Offer, the Merger and the other Transactions, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iii) such filings as may be required under the rules and regulations of Nasdaq, and (iv) such other items the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.06Capitalization.

(a)The authorized capital stock of the Company consists of (i) 150,000,000 shares of common stock, par value $0.0001 per share (“Company Common Stock”), of which 6,738,545 shares have been issued and are outstanding as of the close of business on December 10, 2025 (the “Measurement Date”) and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share (“Company Preferred Stock”), of which no shares have been issued and are outstanding as of the close of business on the Measurement Date. The Company does not hold any shares of its capital stock in its treasury. From the Measurement Date to the Agreement Date, there have been no issuances by the Company of shares of capital stock or other voting securities or equity interests of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock or other voting securities or equity interests of the Company or other rights that give the holder thereof any economic or voting interest of a nature accruing to the holders of the Company Common Stock, other than the issuance of the Company Common Stock upon the exercise of Company Options or vesting of Company Restricted Stock Unit Awards in accordance with their terms.

(b)All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable and are free of any Liens other than Permitted Liens, Liens set forth in the Organizational Documents or under applicable securities Laws. None of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, the Company is not bound by any Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock. Other than pursuant to the Company Stock Plans and the Company Equity Awards thereunder, the Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. Section 4.06(b) of the Company Disclosure Letter accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock and specifies which of those repurchase rights are currently exercisable.

(c)Section 4.06(c) of the Company Disclosure Letter sets forth a true and complete list, as of the Measurement Date, of each outstanding Company Option and Company Restricted Stock Unit Award, including: (i) the name (or employee identification number) of the holder, (ii) the number of shares of Company Common Stock subject to such Company Option or Company Restricted Stock Unit Award, (iii) the exercise price of each Company Option, (iv) the date of grant, (v) the applicable vesting schedule, including the number of vested and unvested shares, and (vi) the expiration date, as applicable. The Company has made available to Parent accurate and complete copies of the following (except for such documents that are filed as an exhibit to a Company SEC Document): (A) the standard form of agreement evidencing Company Options and Company Restricted Stock Unit Awards; and (B) each agreement evidencing a Company Option or Company Restricted Stock Unit Award that does not conform in all material respects to the standard form agreement.

(d)Except for the Company Plans, including the Company Stock Options and the Company Restricted Stock Units, and as otherwise set forth on Section 4.06(c) of the Company Disclosure Letter, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company having the right to vote), (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities or (iv) condition or circumstance that would reasonably be expected to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company.

(e)All outstanding shares of Company Common Stock and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable Contracts.

Section 4.07SEC Filings; Financial Statements.

(a)The Company has filed or furnished, as applicable, on a timely basis all material forms, schedules, statements, certifications, reports and documents required to be filed or furnished by it with the SEC under the Securities Act, or the Exchange Act and the Sarbanes-Oxley Act and all rules and regulations of the SEC promulgated by the SEC thereunder (as the case may be) since December 31, 2023 (the “Company SEC Documents”). As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the Agreement Date, then on the date of such filing), each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and as of the time they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Company SEC Documents (collectively, the “Company Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. As used in this Section 4.07, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the Securities Act and the Exchange Act, as applicable, and the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements are subject to normal and recurring year-end adjustments that are not reasonably expected to be material in amount) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby. Other than as expressly disclosed in the Company SEC Documents filed prior to the date hereof, there has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP. The books of account and financial records of the Company and each of its Subsidiaries are true and correct in all material respects.

(c)The Company’s auditor has at all times since the date of enactment of the Sarbanes-Oxley Act been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act), (ii) to the knowledge of the Company, “independent” with respect to the Company within the meaning of Regulation S-X under the Exchange Act and (iii) to the knowledge of the Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder.

(d)Except as set forth on Section 4.07(d) of the Company Disclosure Letter, the Company has not received any comment letter from the SEC or the staff thereof or any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of Company Common Stock on Nasdaq. The Company has not disclosed any unresolved comments in the Company SEC Documents. The Company is in compliance in all material respects with the applicable listing and other rules and regulations of Nasdaq.

(e)There have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, or general counsel of the Company, the Company Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)As of the Agreement Date, and except as set forth on Section 4.07(f) of the Company Disclosure Letter, the Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act, the Exchange Act and the applicable listing and governance rules and regulations of Nasdaq.

(g)The Company has established and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-l5(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance that the Company maintains records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of assets. The Company has disclosed to the Company’s auditors and the audit committee of the Company Board (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company or its Subsidiaries’ internal control over financial reporting. Except as disclosed in the Company SEC Documents filed prior to the date hereof, the Company’s internal control over financial reporting is effective and the Company has not identified any material weaknesses in the design or operation of the Company’s internal control over financial reporting.

(h)Neither the Company nor its Subsidiaries have effected, entered into or created any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(b) of Regulation S-K under the Exchange Act).

Section 4.08Absence of Changes.

(a)Except as set forth on Section 4.08 of the Company Disclosure Letter, since October 1, 2025, other than the Wind-Down Process, there has not been any change, event, condition, development, circumstance, effect or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)From October 1, 2025 to the Agreement Date, the Company has conducted its business in accordance with the Wind-Down Process, and during such period there has not been:

(i)except for any transactions under the Company Stock Plan, any declaration, setting aside, accrual or payment of any dividend on, or making of any other distribution (whether in cash, stock, equity securities or property) in respect of, any capital stock of the Company (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii)any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

(iii)any change in accounting methods, principles or practices by the Company (other than any immaterial change thereto), except as required (A) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (B) by Law, including Regulation S-X promulgated under the Securities Act;

(iv)any sale, lease (as lessor), exclusive license or other disposition of (including through any “spin-off”), or pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), any properties or assets (other than Intellectual Property) that are material, individually or in the aggregate, to the Company except (A) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business, (B) pursuant to Contracts to which the Company is a party made available to Parent and in effect prior to the date of the Company Balance Sheet and (C) in accordance with the Wind-Down Process;

(v)any sale, assignment, lease, exclusive license, transfer or other disposition of, pledge, encumbrance or other Lien imposed upon (other than a Permitted Lien), or permitting to lapse or abandonment of, any Intellectual Property Rights owned by the Company that is material, individually or in the aggregate, to the Company;

(vi)any acquisition, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other similar manner, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company);

(vii)in each case with respect to the Company or any of its Subsidiaries: any filing of or change to a material Tax election, any adoption of or change to an annual Tax accounting period or change to a material method of Tax accounting, any filing of an amended material Tax Return, any entry into a closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), any settlement or compromise of a material Tax liability or refund, any consent to any extension or waiver of any limitation period with respect to any material claim or assessment for Taxes (excluding extensions of time to file Tax Returns obtained in the ordinary course of business), any grant of any power of attorney with respect to material Taxes, or any entry into any Tax Sharing Agreement;

(viii)any Contract to which the Company or its Subsidiaries are a party that (A) materially restricts the ability of the Company or its Affiliates, including following the Offer Closing Time, Parent and its Affiliates (other than in the case of Parent and its Affiliates, due to the operation of Contracts to which Parent or any of its Affiliates is a party prior to the Offer Closing Time) following the Merger Closing, to compete in any business or with any Person in any geographical area, (B) requires the Company or its Affiliates, including following the Offer Closing Time, Parent and its Affiliates (other than, in the case of Parent and its Affiliates, due to the operation of Contracts to which Parent or any of its Affiliates is a party prior to the Offer Closing Time) following the Merger Closing, to conduct any business on a “most favored nations” basis with any third party in any material respect, (C) grants a third party development (other than solely for or on behalf of the Company or its Affiliates), marketing or distribution rights with respect to the Company’s products, (D) requires the Company or its Affiliates to purchase a minimum quantity of goods or supplies relating to the Company Product Candidates in favor of any third party, or (E) obligates the Company or its Affiliates to purchase or otherwise obtain any product or service exclusively from any third party or sell any product or service exclusively to any third party;

(ix)any Contract to which the Company or its Subsidiaries are a party with any academic institution or Governmental Entity that provides for the provision of funding to the Company or its Subsidiaries for research and development activities involving the creation of any material Intellectual Property Rights for the Company or its Subsidiaries in respect of the Company Product Candidates;

(x)any Contract to which the Company or its Subsidiaries are a party, other than with respect to any partnership that is wholly owned by the Company, that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company or its Subsidiaries have an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person;

(xi)any Contract between the Company or its Subsidiaries and any Governmental Entity, except for clinical study agreements, sponsored research agreements, materials transfer agreements and non-disclosure agreements entered into in the ordinary course of business;

(xii)any settlement or compromise of, or written offer or proposal to settle or compromise, any Proceeding involving or against the Company or its Subsidiaries;

(xiii)except as required pursuant to the terms of any Company Employee Plan in effect as of the date of the Company Balance Sheet or in the ordinary course of business,

(A) any granting to any director or employee of the Company of any increase in compensation, bonus, severance or termination pay, or (B) any entry by the Company into any employment, consulting, severance or termination agreement with any director or any employee; in any such case of (A) or (B), other than as disclosed in the Company SEC Documents or Section 4.08 or Section 4.16 of the Company Disclosure Letter; or

(xiv)any agreement on the part of the Company or its Subsidiaries to do any of the foregoing.

Section 4.09Absence of Undisclosed Liabilities. As of the Agreement Date, neither the Company nor any of its Subsidiaries has any liability of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for: (a) liabilities disclosed, reflected or reserved against in the latest Company Balance Sheet, (b) liabilities that have been incurred by the Company or its Subsidiaries since the date of the latest Company Balance Sheet in the ordinary course of business, (c) liabilities for performance of obligations of the Company or any of its Subsidiaries under the Company’s Contracts or Company Employee Plans, (d) liabilities incurred in connection with the Transactions or the Wind-Down Process and (e) liabilities listed in Section 4.09 of the Company Disclosure Letter.  As of the Agreement Date, neither the Company nor its Subsidiaries has taken any actions with the primary purpose of materially altering any element of the calculation of Closing Net Cash in a manner that would be inconsistent with past practice and materially adverse to Parent or Merger Sub.

Section 4.10Real Property; Leasehold. Neither the Company nor any of its Subsidiaries owns or has ever owned any real property. The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company or any of its Subsidiaries and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect.

Section 4.11Intellectual Property.

(a)Section 4.11(a) of the Company Disclosure Letter sets forth a true and correct list, as of the date hereof, of all material Company Registered Intellectual Property Rights, together with the name of the current owner(s), the applicable jurisdictions and the application or registration numbers.  Except as otherwise indicated, the Company is the exclusive owner, a co-owner, or an exclusive licensee of all material Company Registered Intellectual Property Rights set forth in Section 4.11(a) of the Company Disclosure Letter, free and clear of any Liens other than Permitted Liens.  The Company Registered Intellectual Property Rights set forth in the rows highlighted in gray of the table in Section 4.11(a) of the Company Disclosure Letter may be abandoned by the Company or any Subsidiary in connection with the Wind-Down Process.

(b)To the knowledge of the Company, except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company takes commercially reasonable steps to have each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any material Intellectual Property

Rights owned by the Company execute a valid agreement containing an assignment to the Company of such employee’s or contractor’s rights to such material Intellectual Property Rights.

(c)To the knowledge of the Company, all material Company Registered Intellectual Property Rights that have been issued or that have completed registration are valid and enforceable.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and to the knowledge of the Company, since December 31, 2023, the Company has not received written notice from any third party challenging the validity, enforceability or ownership of any material Company Registered Intellectual Property Rights, nor is the Company currently a party to any proceeding relating to any such challenge, except for office actions and other ex parte proceedings in the ordinary course of prosecuting or maintaining such Company Registered Intellectual Property Rights.

(d)Since December 31, 2023, until the date hereof, the Company has not received any written notice from any third party that the operation of the business of Company as it is currently conducted, or the Company Product Candidates, infringe or misappropriate the Intellectual Property Rights of any third party.

(e)To the knowledge of the Company, except for any infringements or misappropriations that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the Agreement Date, no third party is currently infringing or misappropriating any material Company Intellectual Property Rights.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, and to the knowledge of the Company, the Company is not currently a party to any proceeding (i) challenging the validity, enforceability or ownership of any third party Intellectual Property Rights or (ii) asserting that the operation of the business of any third party, or any third party products or services, infringes or misappropriates any Company Intellectual Property Rights.

Section 4.12Agreements, Contracts and Commitments.

(a)Section 4.12 of the Company Disclosure Letter lists the following Contracts in effect as of the Agreement Date other than any Company Employee Plans (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)each Contract that is a collective bargaining agreement or other agreement or arrangement with any labor union, works council or labor organization;

(iii)each Contract for the employment or engagement of any individual on an employee, consulting or other basis that provides for annual base compensation in excess of $150,000;

(iv)each Contract with any Company Associate that provides for retention, change in control, transaction or other similar payments or benefits, payable as a result of the Transactions;

(v)each Contract relating to any agreement of indemnification or guaranty not entered into in the ordinary course of business;

(vi)each Contract containing (A) any covenant limiting the freedom of the Company or any of its Subsidiaries to engage in any line of business or compete with any Person, or limiting the development, manufacture, or distribution of the Company’s products or services, (B) any most-favored pricing arrangement, or (C) any exclusivity provision;

(vii)other than any Contract that can be terminated for convenience on notice by the Company and with no penalty or payment, each Contract to which the Company or its Subsidiaries are a party that provides for recurring annual minimum payments or receipts (other than milestone, royalty or similar payments or other contingent payments) in excess of $250,000 pursuant to its express terms;

(viii)each Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity, in each case, involving payments in excess of $150,000 after the Agreement Date or has outstanding any purchase price adjustment, “earn-out,” material payment or similar obligations on the part of the Company or its Subsidiaries;

(ix)each Contract to which the Company or its Subsidiaries are a party relating to any Indebtedness for borrowed money, financial guaranty, mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit in excess of $100,000 or creating any material Liens with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(x)each Contract to which the Company or any of its Subsidiaries are a party pursuant to which (A) the Company or its Subsidiaries have continuing milestone or similar contingent payments obligations, including upon the achievement of regulatory or commercial milestones or payment of royalties or other amounts calculated based upon any revenues or income of the Company or its Subsidiaries, in each case, that could result in payments in excess of $100,000, and in each case, excluding indemnification and performance guarantee obligations provided for in the ordinary course of business; (B) the Company or any of its Subsidiaries grant to or receive from any third party any license to, or covenant not to sue or other right with respect to, any material Intellectual Property Rights; or (C) the Company or its Subsidiaries have ongoing performance obligations relating to any material research, development and/or collaboration programs or pre-clinical and/or clinical trials and studies with respect to the Company Product Candidates; in each case ((A)-(C)), other than Incidental Contracts;

(xi)each Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Transactions;

(xii)each Contract to which the Company or any of its Subsidiaries is a party or by which any of their assets and properties is currently bound, which involves annual obligations of payment by, or annual payments to, the Company or such Subsidiary in excess of $100,000;

(xiii)a Company Real Estate Lease;

(xiv)any other Contract that is not terminable at will (with no penalty or payment) by the Company or any of its Subsidiaries, and (A) which involves payment or receipt by the Company or such Subsidiary after the date of this Agreement under any such agreement, contract or commitment of more than $150,000 in the aggregate, or obligations after the date of this Agreement in excess of $25,000 in the aggregate or (B) that is material to the business or operations of the Company and its Subsidiaries taken as a whole;

(xv)each stockholders’, investors rights’, registration rights or similar Contract to which the Company is a party (excluding Contracts governing Company Options and Company Restricted Stock Unit Awards); and

(xvi)each Contract with or binding upon the Company or its Subsidiaries, or its and their properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b)The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor, to the Company’s knowledge as of the Agreement Date, has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to have a Company Material Adverse Effect. As to the Company and its Subsidiaries, as of the Agreement Date, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

(c)As of the Agreement Date, (i) all activities set forth in the Non-Liver ctLNP Research Plan (as defined in the Moderna Agreement) have been completed, (ii) there are no other Research Plans (as defined in the Moderna Agreement) in effect under the Moderna Agreement, and (iii) the Company is not conducting any material Research Program activities under the Moderna Agreement and does not intend to conduct any material Research Program activities under the Moderna Agreement in the future.

Section 4.13Compliance; Permits; Restrictions.

(a)The Company and each of its Subsidiaries is, and since December 31, 2023, has been, in compliance with all applicable Laws, except where the failure to so comply would not, whether individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No investigation, claim, suit, proceeding, audit, Judgement, or other action by any Governmental Entity is pending or, to the knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, which if determined unfavorably to such Person would reasonably be expected to have a Company Material Adverse Effect. There is no agreement or Judgement binding upon the Company or any of its Subsidiaries which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company or any of its Subsidiaries, any acquisition of material property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Transactions.

(b)Each of the Company and its Subsidiaries holds, and is in compliance with the terms of, all Governmental Authorizations that are required for the operation of the business of the Company as currently conducted (collectively, the “Company Permits”), except where the failure to hold or comply with the terms of such Company Permits would not, whether individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, since December 31, 2023, no event has occurred which allows, or after notice or lapse of time would reasonably be expected to allow, revocation, termination or material impairment of the rights of the holder of any Company Permits, where such revocation, termination, or impairment would reasonably be expected to have a Company Material Adverse Effect. All material Company Permits are in full force and effect, and no Proceeding is pending or, to the knowledge of the Company, threatened, which seeks to revoke, substantially limit, suspend, or materially modify any Company Permit, the revocation, limitation, suspension or modification of which would reasonably be expected to have a Company Material Adverse Effect.

(c)Each of the Company and its Subsidiaries is, and since December 31, 2023, has been, in compliance with all Health Care Laws applicable to the Company’s or its Subsidiaries’ product candidates (collectively, the “Company Product Candidates”), except where any failure to so comply would not, whether individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except in either case as would not reasonably be expected to, individually or in the aggregate, result in a Company Material Adverse Effect, (x) the Company has filed, maintained or furnished with the applicable Regulatory Authorities all required filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all adverse event/experience reports) and other information (collectively, the “Health Care Submissions”) and (y) all such Health Care Submissions were complete and accurate in all material respects and in compliance with applicable Health Care Laws when filed (or were corrected or completed in a subsequent filing).  There are no Proceedings pending or, to the knowledge of the Company, threatened in writing with respect to an alleged material violation by the Company or any of its Subsidiaries of any applicable Health Care Law promulgated by the FDA comparable Governmental Entity. Since December 31, 2023, neither the Company nor any Subsidiary has had any Company Product Candidate manufacturing site subject to an FDA or comparable Governmental Entity shutdown or material import or export prohibition, nor received any unresolved FDA Form-483 or other Governmental Entity notice of inspectional observations, warning letters, untitled letters or requirements to make changes to any Company Product Candidate, that in each case, if not complied with, would reasonably be expected to result in a Company Material Adverse Effect.

(d)All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company or its Subsidiaries, in which the Company Product Candidates have participated, were and, if still pending, are being conducted in compliance in all material respects applicable Laws to which such studies and tests are or were subject, including the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, and any other applicable regulations governing the conduct of such pre-clinical studies or clinical trials.  Neither the Company nor any of its Subsidiaries has received any written notices, correspondence, or other written communications from any the FDA or any comparable Governmental Entity or institutional review board of any action to place a clinical hold order on, or otherwise terminate, materially delay, or suspend any clinical studies currently being conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries with respect to the Company Product Candidates, other than ordinary course communications regarding the design and implementation of such clinical trials, and to the knowledge of the Company, there are no reasonable grounds for the same.

(e)None of the Company, any of its Subsidiaries, any of its respective directors, officers, employees, or, to knowledge of the Company, any of its contractors or agents, (i) is the subject of any pending or, to the knowledge of the Company, threatened in writing investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (September 10, 1991) (the “FDA Application Integrity Policy”) and any amendments thereto, or by any other similar Governmental Entity pursuant to any similar policy, (ii) has made any materially false statements on, or material omissions from, any notifications, applications, approvals, reports and other submissions made to FDA or any similar Governmental Entity that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or for any similar Governmental Entity to invoke a similar policy, (iii) since December 31, 2023, has been excluded, suspended or debarred from participation in any government health care program or human clinical research, or (iv) since December 31, 2023, has been convicted of any crime  that would reasonably be expected to result in a material debarment or exclusion under (A) 21 U.S.C. Section 335a, (B) 42 U.S.C. § 1320a-7, or (C) any other applicable Law. Neither the Company nor any of its Subsidiaries is a party to or has any reporting obligations under any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.

(f)No Company Product Candidate that is or has been manufactured, tested, distributed, held or marketed by or on behalf of the Company has been subject to any material recall or product withdrawal (whether voluntarily or otherwise) or, to the Company’s knowledge, has been adulterated or misbranded.  No Proceedings (whether complete or pending) seeking the recall, withdrawal, or seizure of any such Company Product Candidate are pending or, to the knowledge of the Company, threatened in writing against the Company.

Section 4.14Proceedings; Judgements.

(a)Except as set forth in Section 4.14 of the Company Disclosure Letter, there is no pending Proceeding and, to the knowledge of the Company, no Person has threatened in writing to commence any Proceeding: (i) that involves the Company or any of its Subsidiaries or any Company Associate (in his or her capacity as such) or any of the material assets owned or used by the Company or any of its Subsidiaries or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions.

(b)There is no Judgement to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries is subject. To the knowledge of the Company, no officer or other Key Employee of the Company or any of its Subsidiaries is subject to any Judgement that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.

Section 4.15Tax Matters.

(a)Each of the Company and its Subsidiaries has timely filed or caused to be timely filed all U.S. federal and state income Tax Returns and other material Tax Returns that were required to be filed by or with respect to it under applicable Law (taking into account any valid extensions of time to file). All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law.

(b)All material amounts of Taxes due and owing by, imposed on or required to be paid by the Company and each of its Subsidiaries (whether or not shown on any Tax Return) have been timely paid. The unpaid Taxes of the Company as of the date of the latest Company Balance Sheet did not exceed in any material respect the accruals and reserves for Taxes (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the latest Company Balance Sheet. Since the date of the latest Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside the ordinary course of business.

(c)Each of the Company and its Subsidiaries has been classified as a C corporation since its formation for U.S. federal income Tax purposes.

(dEach of the Company and its Subsidiaries complied in all material respects with all applicable Law relating to the payment, collection, withholding, and remittance of Taxes (including information reporting requirements) with respect to payments made to any employee, independent contractor, creditor, stockholder, or other third party.

(e)There are no Liens for material Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.

(f)No deficiencies for a material amount of Taxes of the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing that have not been paid, settled or withdrawn. There is no material audit, examination or other governmental proceeding in respect of any Taxes of the Company or any of its Subsidiaries that is pending (or, based on written notice, threatened) or in progress. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes which has not yet expired or agreed to any extension of time with respect to a material Tax assessment or deficiency (excluding extensions of time to file Tax Returns obtained in the ordinary course of business) which has not yet expired.  The Company has not granted to any Person any power of attorney that will remain in force following the Merger Closing Date with respect to any Tax matter.

(g)Neither the Company nor any of its Subsidiaries is a party to any Tax Sharing Agreement that would have a continuing effect after the Merger Closing Date.

(h) Neither the Company nor any of its Subsidiaries has any material liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law) or as a transferee or successor, or by contract with a third party (other than a contract entered into in the ordinary course of business a principal purpose of which is not related to Taxes).  Neither the Company nor any of its Subsidiaries is now nor has ever been a member of a Combined Group (other than a Combined Group the parent of which is the Company).

(i)No claim has been made by a Governmental Entity in writing (or, to the knowledge of the Company, orally) in a jurisdiction wherein which the Company or any of its Subsidiaries do not file a Tax Return that the Company or any of its Subsidiaries, as applicable, are subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.

(j)Neither the Company nor any of its Subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code in the two years prior to the date of this Agreement or in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) that includes the transactions contemplated by this Agreement.

(k)Neither the Company nor any of its Subsidiaries has entered into any transaction that constitutes a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(l)Neither the Company nor any of its Subsidiaries has been, or is, a U.S. real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Merger Closing Date as a result of any: (i) change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) for a taxable period ending on or prior to the Merger Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding, similar or analogous provision of state, local or non-U.S. Law) executed on or prior to the Merger Closing Date (and prior to the Merger Closing); (iii) installment sale or open transaction disposition made prior to the Merger Closing; (iv) prepaid amount, advance payments or deferred revenue received or accrued by the Company or its Subsidiaries on or prior to the Merger Closing Date other than in respect of such amounts received in the ordinary course of business; or (v) an intercompany transaction or excess loss account described in the Treasury Regulations under Section 1502 of the Code.  The Company does not have any liability for Taxes under 965 of the Code.

(n)Without limiting the foregoing, the Company represents that for all taxable periods prior to Closing, the Company’s Subsidiary is properly qualified for, and has complied with all requirements of, Massachusetts Security Corporation status, including computation of taxable income, apportionment, investment classification, intercompany funding, cash sweep activity, and withholding and estimated tax requirements.

Section 4.16Employee and Labor Matters; Benefit Plans.

(a)Neither the Company nor any of its Subsidiaries is a party to, bound by the terms of, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, works council or labor organization representing any Company Associate, and there are no labor unions, works council or labor organizations representing or, to the knowledge of the Company, purporting to represent or seeking to represent any Company Associates, including through the filing of a petition for representation election.

(b)Section 4.16(b) of the Company Disclosure Letter lists all material Company Employee Plans.

(c)As applicable with respect to each material Company Employee Plan, the Company has made available to Parent, true and correct copies (as applicable) of (i) the plan document, including all amendments thereto, and in the case of an unwritten Employee Plan, a written description of all material terms thereof, (ii) all related trust instruments or other funding-related documents and insurance contracts, (iii) the summary plan description and each summary of material modifications thereto, (iv) the financial statements for the most recent year for which such financial statements are available (in audited form, if available or required by ERISA) and, where applicable, annual reports with any Governmental Entity (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination or opinion letter, (vi) written results of any required compliance testing for the most recently completed plan year, and (vii) all material, non-routine notices, filings or correspondence during the past three years with any Governmental Entity.

(d)Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or may rely on a favorable opinion letter with respect to such qualified status from the IRS to the effect that such plan is qualified under Section 401(a) of the Code and the related trust is exempt from federal income Taxes under Section 501(a) of the Code. To the knowledge of the Company, nothing has occurred that would reasonably be expected to cause the loss of the qualified status of any such Company Employee Plan or the Tax exempt status of any related trust.

(e)Each Company Employee Plan has been established, maintained and operated in compliance, in all material respects, with its terms and all applicable Laws, including, without limitation, the Code and ERISA. No Proceeding (other than those relating to routine claims for benefits) is pending or, to the knowledge of the Company, threatened with respect to any Company Employee Plan. All payments and/or contributions required to have been made with respect to all Company Employee Plans have been made in accordance with the terms of the applicable Company Employee Plan and applicable Law in all material respects and neither the Company nor any Company ERISA Affiliate has any liability for any such unpaid contributions with respect to any Company Employee Plan.

(f)Neither the Company, any of its Subsidiaries nor any of their ERISA Affiliates maintains, contributes to or is required to contribute to, or has any liability with respect to (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is or was subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a Multiemployer Plan, (iii) any Multiple Employer Plan, or (iv) any Multiple Employer Welfare Arrangement.

(g)Except as set forth on Section 4.16(g) of the Company Disclosure Letter, no Company Employee Plan provides for medical or other welfare benefits to any Company Associate beyond termination of service or retirement, other than (i) pursuant to applicable Law (the full cost of which is borne by such Person or such Person’s dependents or beneficiaries) or (ii) continuation coverage through the end of the month in which such termination or retirement occurs.

(h)Except as set forth on Section 4.16(h) of the Company Disclosure Letter, no Company Employee Plan is subject to any law of a foreign jurisdiction outside of the United States.

(i)Each Company Employee Plan has complied in all material respects with Section 409A of the Code, to the extent applicable, and no compensation has been or would reasonably be expected to be includable in the gross income of any Company Associate by reason of the application of Section 409A of the Code.

(j)The Company and its Subsidiaries are, and since December 31, 2023, have been, in compliance in all material respects with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment, worker classification (including the classification of individual independent contractors and exempt and non-exempt employees), Tax withholding, prohibited discrimination, harassment, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, plant closure, and layoff notices (e.g., the WARN Act). There are no Proceedings pending or, to the knowledge of the Company, threatened or reasonably anticipated against the Company or any of its Subsidiaries relating to any Company Associate (in their capacity as such). The Company is not a party to a conciliation agreement, consent decree or other agreement or Judgement with any federal, state, or local agency or Governmental Entity with respect to employment practices.

(k)The Company has not incurred any liability or obligation under the WARN Act that remains unsatisfied.

(l)There has never been, nor to the knowledge of the Company is there currently, any threat of, any strike, slowdown, work stoppage, lockout, job action, union, organizing activity, question concerning representation or any similar activity or dispute, affecting the Company or its Subsidiaries. No event has occurred within the past six (6) months, and to the knowledge of the Company, no condition or circumstance exists, that would reasonably be expected to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(m)There is no contract, agreement, plan or arrangement to which the Company or any of its Subsidiaries is a party or by which it is bound to make any payment or compensate any Company Associate for Taxes incurred pursuant to Section 4999 or Section 409A of the Code.

(n)Except as set forth on Section 4.16(n) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, including without limitation, a termination of employment within a certain period of time thereafter) will result in any (i) payment (including severance, forgiveness of indebtedness or otherwise) or benefit becoming due to any Company Associate, (ii) increase in any benefits or the compensation payable under any Company Employee Plan, or (iii) acceleration of the time of payment, funding or vesting of any such compensation or benefits or any loan forgiveness to any Company Associate.

Section 4.17Environmental Matters. Since December 31, 2023, the Company and each of its Subsidiaries has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all Regulatory Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in compliance that, individually or in the aggregate, would not result in a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received since December 31, 2023, any written notice or other communication (in writing or otherwise), whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that the Company or any of its Subsidiaries is not in compliance with any Environmental Law, and, to the knowledge of the Company, there are no circumstances that may prevent or interfere with the Company’s or any of its Subsidiaries’ compliance with any Environmental Law in the future, except where such failure to comply would not reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company: (a) no current or prior owner of any property leased or controlled by the Company or any of its Subsidiaries has received since December 31, 2023, any written notice or other communication relating to property owned or leased at any time by the Company or any of its Subsidiaries, whether from a Governmental Entity, citizens group, employee or otherwise, that alleges that such current or prior owner or the Company or any of its Subsidiaries is not in compliance with or violated any Environmental Law relating to such property, (b) neither the Company nor any of its Subsidiaries has any material liability under any Environmental Law, and (c) neither the Company nor its Subsidiaries have treated, stored, handled, transported, generated, disposed of, arranged for the disposal of, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Materials, in each case as would give rise to liability under applicable Environmental Laws.

Section 4.18Insurance. The Company has made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries. Each of such insurance policies is in full force and effect and the Company and its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since December 31, 2023, neither the Company nor any of its Subsidiaries has received any written notice regarding any actual or possible: (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Each of the Company and its Subsidiaries has provided timely written notice to the appropriate insurance carrier(s) of each Proceeding pending against the Company or such Subsidiary for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Proceeding, or informed the Company or any of its Subsidiaries of its intent to do so.

Section 4.19No Financial Advisors. Except as set forth on Section 4.19 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.20Privacy and Data Security.

(a)During the past three (3) years, each of the Company and its Subsidiaries has complied with (i) applicable Privacy Laws; (ii) the Company’s published and posted policies relating to the Company and its Subsidiaries’ processing of Personal Information, as applicable to each of the Company and any of its Subsidiaries; and (iii) applicable terms of any Contracts relating to privacy, security, collection or use of Personal Information of any individuals (including clinical trial participants, patients, patient family members, caregivers or advocates, physicians and other health care professionals, clinical trial investigators, researchers, pharmacists) that interact with Company or any of its Subsidiaries in connection with the operation of the Company’s and its Subsidiaries’ business (collectively, (i) – (iii), the “Data Protection Requirements”), except for such noncompliance as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, during the past three (3) years, no claims have been asserted or threatened against the Company by any Person alleging a violation of the Data Protection Requirements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, during the past three (3) years, there have been no data security incidents or personal data breaches related to Personal Information in the custody or control of the Company or any service provider acting on behalf of the Company.

(b)Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the information technology assets and equipment of the Company and its Subsidiaries (collectively, “Company IT Systems”) are adequate for, and operate and perform in all  respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted, and to the knowledge of the Company, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. The Company and its Subsidiaries have implemented and maintain commercially reasonable physical, technical and administrative safeguards designed to protect Personal Information processed by the Company and its Subsidiaries, any other material confidential information and the integrity and security of Company IT Systems used in connection with their businesses, and during the past three (3) years, to the knowledge of the Company and its Subsidiaries, there have been no breaches, violations, outages or unauthorized uses of or accesses to same, except for those that have been remedied without material cost or liability.

Section 4.21Certain Payments. For the five (5) years immediately preceding the date hereof, neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective directors, executives, Representatives, agents or employees (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic governmental officials or employees, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature. Since December 31, 2023 to the Agreement Date, the Company and its Subsidiaries are not, nor have been, to the knowledge of the Company, under administrative, civil, or criminal investigation, indictment, information, suspension, debarment, or audit (other than a routine contract audit) by any party, in connection with alleged or possible violations of any Law that prohibits bribery, corruption, fraud, or other improper payments.

Section 4.22Trade Control Laws. Since April 24, 2019, the Company and its Subsidiaries have been in material compliance with all applicable import, export control, and economic and trade sanctions laws, regulations, statutes, and orders, including the Export Administration Regulations, the International Traffic in Arms Regulations, and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (the “Trade Laws”) and have obtained, or are otherwise qualified to rely upon, all material import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any Governmental Entity required for (a) the import, export, and reexport of products, services, software and technologies and (b) releases of technologies and software to foreign nationals (the “Trade Approvals”). There are no pending or threatened written claims against the Company or its Subsidiaries, nor, to the knowledge of the Company, any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals.

Section 4.23Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or disseminated to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading; provided that the Company makes no representation or warranty with respect to information furnished in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in any such document. The Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

Section 4.24No Rights Agreement; Anti-Takeover Provisions. As of the Agreement Date, the Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. The Company Board and the Special Committee have taken all action necessary to render Section 203 of the DGCL and any other takeover, anti-takeover, moratorium, “fair price,” “control share,” or similar Law inapplicable to the Offer and the Merger. Assuming the accuracy of the representations and warranties set forth in Section 5.08, no restrictions of any other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other anti-takeover Laws (each, a “Takeover Law”) apply or will apply to the Company pursuant to this Agreement or the Transactions.

Section 4.25Opinion of Financial Advisor. The Company Board has received the written opinion (or an oral opinion to be confirmed in writing) of TD Cowen to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, qualifications, limitations and other matters set forth therein, the Offer Price to be received by the holders of shares of Company Common Stock in the Offer is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub. The Company will make available to Parent and Merger Sub solely for informational purposes a written copy of such opinion as soon as possible after receipt thereof following the Agreement Date.

Section 4.26No Other Representations or Warranties. The Company hereby acknowledges and agrees that, except for the representations and warranties contained in this Agreement, neither the Company nor any of its Subsidiaries nor any other person on behalf of the Company or its Subsidiaries makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided to Parent, its stockholders or any of its Affiliates in connection with the Transactions, and (subject to the express representations and warranties of the Company set forth in Article IV (in each case as qualified and limited by the Company Disclosure Letter)) none of Parent, its Representatives, stockholders or members, has relied on any such information (including the accuracy or completeness thereof).

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except set forth in the letter, dated as of the Agreement Date, from the Parent and Merger Sub to the Company (which shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article V, and the disclosure in any section shall be deemed to qualify or apply to other sections in this Article V to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies to such other sections) (the “Parent Disclosure Letter”), Parent and Merger Sub, jointly and severally, represent and warrant to the Company that:

Section 5.01Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction) and has full corporate power and authority to conduct its businesses as presently conducted.

Section 5.02Merger Sub.

(a)Merger Sub was formed solely for the purpose of entering into the Transactions, and since the date of its incorporation, Merger Sub has not carried on any business, conducted any operations or incurred any liabilities or obligations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

(b)The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share, all of which have been validly issued, are fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of any Liens.

Section 5.03Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the CVR Agreement and to consummate the Transactions, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). The execution and delivery by each of Parent and Merger Sub of this Agreement and the consummation by it of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Merger, to the adoption of this Agreement by Parent, as sole stockholder of Merger Sub (which shall occur immediately following the execution of this Agreement). Neither the approval and adoption of this Agreement nor the consummation of the Offer, the Merger or the other Transactions requires any approval of the stockholders of Parent. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its, and at the Offer Closing Time the CVR Agreement will constitute Parent’s, legal, valid and binding obligation, enforceable against it in accordance with its terms (subject to the Enforceability Exceptions).

Section 5.04No Conflicts; Consents.

(a)The execution and delivery by each of Parent and Merger Sub of this Agreement and the CVR Agreement do not, and the consummation of the Offer, the Merger and the other Transactions and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, any provision of (i) the organizational documents of Parent, Merger Sub or any of Parent’s Subsidiaries, (ii) any Contract to which Parent or any of its Subsidiaries is party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 5.04(b), any Judgment or Law applicable to Parent or any of its Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b)No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the CVR Agreement or the consummation of the Transactions, other than (i) the filing with the SEC of (A) the Offer Documents and (B) such reports under the Exchange Act, as may be required in connection with this Agreement, the CVR Agreement, the Offer, the Merger and the other Transactions, (ii) the filing of the Certificate of Merger with the secretary of the State of Delaware, (iii) compliance with the rules and regulations of any national security exchange on which securities of Parent or the Company are listed and (iv) such other items that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.05Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company Stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

Section 5.06Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Offer, the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or any of its Affiliates, directors, officers or employees.

Section 5.07Litigation. There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any Subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any Subsidiary of Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.08Ownership of the Company Common Stock. Neither Parent nor Merger Sub is, nor at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. As of the date hereof, Parent or a Subsidiary of Parent beneficially own no shares of the Company Common Stock and none of Parent or any Subsidiary of Parent (i) owns (as such term is defined in Section 203 of the DGCL), directly or indirectly, any other shares of the Company Common Stock or other securities convertible into, exchangeable for, or exercisable for shares of the Company Common Stock or any securities of any Subsidiary of the Company or (ii) has any rights to acquire any shares of the Company Common Stock except pursuant to this Agreement. Parent and each of its Subsidiaries are affiliates of Merger Sub as such term is defined in section 251(h) of the DGCL.

Section 5.09Sufficient Funds. Parent has (or has available to it), and will have as of the Offer Closing Time and Effective Time sufficient cash available to pay all amounts to be paid by Parent and Merger Sub in connection with this agreement and the Transactions, including Parent’s and Merger Sub’s costs and expenses and the aggregate Offer Price on the terms and conditions contained in this Agreement, and there is not, nor will there be, any restriction on the use of such cash or cash equivalents for such purpose. In no event shall the receipt or availability of any funds or financing by or to Parent, Merger Sub or any of their respective Affiliates or any other financing transaction be a condition to any of the obligations of Parent or Merger Sub hereunder.

Section 5.10Competing Businesses. None of Parent or any of its Affiliates owns any controlling interest in any person that is developing products in the same markets in which Parent or Merger Sub operate that would reasonably be expected to have an adverse effect on the ability of Parent to consummate the Merger and the Transactions in a timely manner in accordance with the terms hereof.

Section 5.11No Foreign Person. Neither Parent nor Merger Sub is a foreign person, as defined in 31 C.F.R. § 800.224. Each of Parent and Merger Sub further represent that the Transactions will not result in foreign control (as defined in 31 .F.R. § 800.208) of the Company, and does not constitute direct or indirect investment in the Company by any foreign person that affords the foreign person with any of the access, rights, or involvement contemplated under 31 C.F.R. § 800.211(b).

Article VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.01Conduct of Business of the Company. From the Agreement Date to the earlier of the Offer Closing Time and the termination of this Agreement in accordance with its terms (the “Pre-Closing Period”), except as consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, delayed or conditioned) or as otherwise specifically required by this Agreement, the Company shall use commercially reasonable efforts to carry on its business in the ordinary course of business. In addition, except as set forth in Section 6.01 of the Company Disclosure Letter or otherwise expressly and specifically permitted or required by this Agreement or required by applicable Law, during the Pre-Closing Period, neither the Company nor its Subsidiaries shall do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)(i) enter into any new line of business or enter into any agreement, arrangement or commitment that is in excess of $50,000 or materially limits or otherwise restricts the Company or its affiliates, including, following the Merger Closing, Parent and its affiliates (other than in the case of Parent and its affiliates, due to the operation of Parent’s or its affiliates’ own Contracts), from time to time engaging or competing in any line of business or in any geographic area or (ii) otherwise enter into any agreements, arrangements or commitments in excess of $50,000 or imposing material restrictions on its assets, operations or business;

(b)(i) declare, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of, any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) repurchase, redeem, offer to redeem or otherwise acquire, directly or indirectly any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire any such shares of capital stock, except for (A) acquisitions of shares of the Company Common Stock in connection with the withholding or surrender of shares of the Company Common Stock by holders of Company Equity Awards outstanding on the Agreement Date in order to pay the exercise price of Company Options or to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans outstanding on the Agreement Date, and (B) the acquisition by the Company of Company Equity Awards in connection with the forfeiture of such awards, in each case, in accordance with their terms;

(c)Other than as contemplated by this Agreement, issue, grant, deliver, sell, authorize, pledge or otherwise encumber any shares of its capital stock or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire such shares or any other rights that give any person the right to receive any economic interest of any nature accruing to the holders of the Company Common Stock, other than issuances of the Company Common Stock upon the vesting and settlement of the Company Restricted Stock Unit Awards, issuances of the Company Common Stock upon the exercise of Company Options in accordance with their terms or as contemplated by this Agreement, issuances of the Company Common Stock pursuant to the Company ESPP in accordance with its terms or the withholding of shares of Company Common Stock upon the vesting and settlement of Company Restricted Stock Unit Awards to satisfy Tax withholding obligations thereunder;

(d)amend its Organizational Documents (except for immaterial or ministerial amendments);

(e)form any Subsidiary or acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person;

(f)except as provided pursuant to the terms of any Company Employee Plan as in effect on the Agreement Date or pursuant to applicable Law, (i) adopt, enter into, establish, materially amend or modify any collective bargaining agreement, Company Employee Plan (or plan or arrangement that would be a Company Employee Plan if in effect on the Agreement Date), (ii) grant to any director, employee or individual service provider of the Company any increase in base compensation, (iii) grant to any director, employee or individual service provider of the Company any increase in severance or termination pay, (iv) pay or award, or commit to pay or award, any bonuses or incentive or equity compensation, (v) enter into any employment, retention, consulting, change in control, severance or termination agreement with any director, employee or individual service provider of the Company, (vi) take any action to vest or accelerate any rights or benefits under any Company Employee Plan, or the funding of any payments or benefits under any Company Employee Plan or (vii) hire any employee or individual service provider;

(g)make any change in accounting methods, principles or practices, except as may be required (i) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any

similar organization or (ii) by Law, including Regulation S-X promulgated under the Securities Act, in each case, as agreed to by the Company’s independent public accountants;

(h)sell, lease (as lessor), license or otherwise transfer (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any properties or assets (other than Intellectual Property Rights) except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business or (ii) pursuant to Contracts to which the Company is a party made available to Parent and in effect prior to the Agreement Date or (iii) in accordance with the Wind-Down Process;

(i)sell, assign, lease, license, transfer, pledge, encumber (other than Permitted Liens) or otherwise dispose of, permit to lapse or abandon any material Company Intellectual Property Rights (other than Intellectual Property Rights set forth in the rows highlighted in gray of the table in Section 4.11(a) of the Company Disclosure Letter that the Company has determined to abandon) that are owned by the Company, other than in accordance with the Wind-Down Process, as required by applicable Law or in the ordinary course of business;

(j)(i) incur or modify the terms of (including by extending the maturity date thereof) any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing or (ii) make any loans, advances or capital contributions to, or investments in, any other Person;

(k)make or agree to make any capital expenditures;

(l)other than in connection with the Wind-Down Process, commence any Proceeding or pay, discharge, settle, compromise or satisfy (i) any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $100,000 per payment, discharge, settlement, compromise or satisfaction or $100,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions, provided such amounts are taken into account in the calculation of Closing Net Cash or (ii) any litigation, arbitration, proceeding or dispute that relates to the Transactions (which shall be governed exclusively by Section 7.07 hereof);

(m)make, change or revoke any material Tax election, change any annual Tax accounting period or any method of Tax accounting, file any amended material Tax Return, fail to timely file any material Tax Return required to be filed by it (taking into account extensions obtained in the ordinary course of business) or fail to pay any Tax that is due and payable (taking into account any applicable extension), enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), settle or compromise any material Tax claim, or consent to any extension or waiver of any limitation period with respect to any claim or assessment for Taxes (excluding extensions of time to file Tax Returns obtained in the ordinary course of business), grant any power of attorney with respect to Taxes, or enter into any Tax Sharing Agreement;

(n)other than in connection with the Wind-Down Process, amend, cancel or terminate any insurance policy naming the Company or its Subsidiaries as an insured, a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(o)adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(p)other than in connection with the Wind-Down Process, except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by any other subclause of this Section 6.01, enter into, or materially modify in any respect, or expressly release any material rights under, any Material Contract or any Contract that, if existing on the Agreement Date, would have been a Material Contract;

(q)renew or enter into any agreement containing a non-compete, exclusivity, non-solicitation or similar clause that would restrict or limit, in any material respect, the operations of the Company or any of its Subsidiaries; or

(r)authorize, commit or agree to take any of the foregoing actions.

Section 6.02No Solicitation.

(a)The Company shall not, and the Company shall instruct its Representatives not to, (i) directly or indirectly solicit, initiate or knowingly encourage or knowingly facilitate (including by way of providing information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer, that constitutes or would reasonably be expected to lead to a Company Takeover Proposal or (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any Person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) regarding, furnish to any Person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub) any information regarding the Company or afford access to the business, properties, assets, books or records of the Company to, or take any other action to assist or knowingly facilitate or knowingly encourage any effort by any Person (other than Parent, Merger Sub or any designees or Representatives of Parent or Merger Sub), in each case, in connection with or in response to any inquiry, offer or proposal that constitutes, or would reasonably be expected to lead to, any Company Takeover Proposal (other than, solely in response to an inquiry that did not result from a material breach of this Section 6.02(a), to refer the inquiring person to this Section 6.02(a) and to limit its communication exclusively to such referral or to clarify the terms thereof in writing).  The Company shall, and shall cause its directors and officers to, and shall use its reasonable best efforts to cause its Representatives to, immediately (i) cease all solicitations, discussions and negotiations regarding any inquiry, proposal or offer pending on the Agreement Date that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, and (ii) terminate access to any physical or electronic data rooms relating to a possible Company Takeover Proposal.  Notwithstanding anything to the contrary contained in the foregoing or any other provision of this Agreement, at any time during the Pre-Closing Period, in response to a Company Takeover Proposal made after the Agreement Date that did not result from a material breach of this Section 6.02(a), in the event that the Company Board determines, in good faith, after consultation with its outside counsel and financial advisor, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Superior Company Proposal (a “Qualifying Company Takeover Proposal”), the Company may (A) enter into an Acceptable Confidentiality Agreement with any Person or group of Persons making such Qualifying Company Takeover Proposal, (B) furnish information with respect to the Company to the Person or group of Persons making such Qualifying Company Takeover Proposal and its or their Representatives pursuant to an Acceptable Confidentiality Agreement so long as the Company concurrently or promptly thereafter provides Parent, in accordance with the terms of the Confidentiality Agreement, any material non-public information with respect to the Company furnished to such other Person or group of Persons that was not previously furnished to Parent and (C) participate in discussions or negotiations with such Person or group of Persons and its or their Representatives regarding such Qualifying Company Takeover Proposal (including soliciting the making of a revised Qualifying Company Takeover Proposal); provided, that the Company may only take the actions described in clauses (A), (B) or (C) above if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable Law.  Wherever the term “group” is used in this Section 6.02(a), it is used as defined in Rule 13d-5 under the Exchange Act.

(b)Neither the Company Board nor any committee thereof shall (i) (A) withdraw or qualify in a manner adverse to Parent or Merger Sub, or propose publicly to withdraw or qualify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation or resolve or agree to take any such action, (B) adopt, endorse, approve or recommend, or propose publicly to adopt, endorse, approve or recommend, any Company Takeover Proposal, (C) publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer or (D) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company Stockholders (any action described in this clause (i) being referred to in this Agreement as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or authorize, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to or that would reasonably be expected to lead to, any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.02(a)), or resolve, agree or publicly propose to take any such action.  Notwithstanding anything to contrary in the foregoing or any other provision of this Agreement, (x) the Company Board may, in response to an Intervening Event, take any of the actions specified in clause (A) or (D) of the definition of Adverse Recommendation Change (an “Intervening Event Adverse Recommendation Change”) if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and (y) if the Company Board receives a Superior Company Proposal that did not result from a material breach of this Section 6.02, the Company may make an Adverse Recommendation Change, and may terminate this Agreement pursuant to Section 9.01(h) in order to enter into a definitive agreement with respect to the Superior Company Proposal; provided, that, prior to so making an Intervening Event Adverse Recommendation Change or an Adverse Recommendation Change, or so terminating this Agreement pursuant to Section 9.01(h), (1) the Company Board shall have given Parent at least four (4) Business Days’ prior written notice (a “Company Notice”) of its intention to take such action and a description of the reasons for taking such action (which Company Notice, in respect of a Superior Company Proposal, shall specify the identity of the Person who made such Superior Company Proposal and subject to any restrictions pursuant to any confidentiality agreement in effect, the material terms and conditions of such Superior Company Proposal and attach the most current version of the relevant transaction agreement or, in respect of an Intervening Event, shall include a reasonably detailed description of the underlying facts giving rise to such action), (2) the Company shall have negotiated, and shall have used its reasonable best efforts to cause its Representatives to negotiate, in good faith, with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would eliminate the need for taking such action (and, in respect of a Superior Company Proposal, would cause such Superior Company Proposal to no longer constitute a Superior Company Proposal), (3) following the end of such notice period, the Company Board shall have considered in good faith any revisions to this Agreement irrevocably committed to in writing by Parent, and shall have determined in good faith, after consultation with outside counsel, that failure to effect such Adverse Recommendation Change or Intervening Event Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law and, with respect to a Superior Company Proposal, that such Superior Company Proposal continues to constitute a Superior Company Proposal and (4) in the event of any change to any of the financial terms (including the form and amount of consideration) of such Superior Company Proposal, or in the event of any material change in any event, occurrence or facts relating to such Intervening Event, the Company shall, in each case, deliver to Parent an additional Company Notice consistent with that described in clause (1) of this proviso and a renewed notice period under clause (1) of this proviso shall commence (except that the four (4)-Business Day notice period referred to in clause (1) of this proviso shall instead be equal to two (2) Business Days) during which time the Company shall be required to comply with the requirements of this Section 6.02(b) anew with respect to such additional Company Notice, including clauses (1) through (4) of this proviso.

(c)Nothing contained in this Section 6.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), including making any “stop, look and listen” communication to the stockholders of the Company or (ii) making any disclosure to its stockholders if the Company Board determines, in good faith, after consultation with outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties or applicable Law; provided, that any such action that would otherwise constitute an Adverse Recommendation Change shall be made only in compliance with Section 6.02(b) (it being understood that:  (A) any “stop, look and listen” letter or similar communication limited to the information described in Rule 14d-9(f) under the Exchange Act and (B) any disclosure of information to the Company Stockholders that describes the Company’s receipt of a Company Takeover Proposal and the operation of this Agreement with respect thereto and contains a statement that the Special Committee or the Company Board, as applicable, has not effected an Adverse Recommendation Change shall be deemed to not be an Adverse Recommendation Change).

(d)Except to the extent the Company is prohibited from giving Parent such notice by any confidentiality agreement in effect as of the date hereof, in addition to the requirements set forth in paragraphs (a) and (b) of this Section 6.02, the Company shall, as promptly as reasonably practicable and in any event within one (1) Business Day after receipt thereof, advise Parent in writing of (i) any Company Takeover Proposal or any request for information or inquiry, proposal or offer that the Company Board in good faith believes would reasonably be expected to lead to a Company Takeover Proposal and (ii) the material terms and conditions of such Company Takeover Proposal or inquiry, proposal or offer (including, if applicable, copies of any written requests, proposals or offers, including proposed term sheets and agreements relating thereto, and any subsequent amendments or modifications thereto) and the identity of the Person making any such Company Takeover Proposal or inquiry, proposal or offer.  Commencing upon the provision of any notice referred to in the previous sentence, the Company and its Representatives shall keep Parent informed on a reasonably prompt basis as to any material developments with respect to any such Company Takeover Proposal or inquiry, proposal or offer (and any subsequent material amendments or modifications thereto), and shall provide Parent with a copy of any written correspondence, documents or agreements delivered to or by the Company or its Representatives that contain any material amendments thereto or any material change to the scope or material terms or conditions thereof (or, if not delivered in writing, a summary of any such material amendments or material changes).

Section 6.03Binney Lease Settlement. Notwithstanding anything to the contrary contained in Section 6.01(p), with respect to the Binney Lease: (i) prior to the Company settling or otherwise fully resolving its obligations under the Binney Lease, the Company shall provide Parent with reasonable prior written notice of all terms of such proposed settlement or other arrangement; and (ii) the Company shall not enter into any sublease, license, occupancy agreement or other arrangement that does not fully resolve all of its obligations under the Binney Lease without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed.

Article VII

ADDITIONAL AGREEMENTS

Section 7.01Access to Information; Confidentiality. During the Pre-Closing Period, except if prohibited by any applicable Law, the Company shall afford to Parent and to Parent’s Representatives, reasonable access during normal business hours (under the supervision of appropriate personnel and in a manner that does not unreasonably interfere with the normal operation of the business of the Company)to its properties, books and records, Contracts and personnel, and, during such period, the Company shall use commercially reasonable efforts to furnish, as promptly as reasonably practicable, to Parent such information concerning its business, properties and personnel as Parent or Parent’s Representatives may reasonably request for the purpose of transition planning and not for the purpose of any adverse action or dispute between the parties or their Affiliates; provided that any such access shall be afforded and any such information shall be furnished at Parent’s expense. Notwithstanding the immediately preceding sentence, the Company shall not be required to afford access or furnish information to the extent (i) such information is subject to the terms of a confidentiality agreement with a third party entered into prior to the Agreement Date or granting such access would violate any obligations of the Company with respect to confidentiality to any third party or otherwise breach, contravene or violate, constitute a default under, or give a third party the right to terminate or accelerate an obligation under, any then effective Contract to which the Company is a party, (ii) such information relates to the applicable portions of the minutes of the meetings of the Company Board or the Special Committee (including any presentations or other materials prepared by or for the Company Board or the Special Committee) where the Company Board or the Special Committee discussed (or is information otherwise related to) (A) the Transactions or any similar transaction involving the sale of the Company, or a material portion of its assets, to, the license of a material portion of the Company’s assets to, or combination of the Company with, any other Person, (B) any Company Takeover Proposal or (C) any Intervening Event, or (iii) the Company determines in good faith after consulting with counsel that affording such access or furnishing such information would reasonably be expected to jeopardize or result in a waiver of any attorney-client privilege, work product doctrine or other applicable privilege applicable to such information, violate applicable Law or result in antitrust risk for the Company; provided that the Company will use its reasonable efforts to communicate the applicable information to Parent in a way that, in the Company’s and its counsel’s sole discretion, would not violate any applicable Law, Contract or obligation or waive such a privilege. Nothing in this Section 7.01 or elsewhere in this Agreement shall be construed to require the Company or any Representatives of any of the foregoing to prepare any reports, analyses, appraisals, opinions or other information.  All information exchanged or accessed pursuant to this Section 7.01 shall be subject to the confidentiality letter agreement dated October 17, 2025 between the Company and Parent, as amended (the “Confidentiality Agreement”).

Section 7.02Reasonable Best Efforts; Notification; Regulatory Filings. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable and in any event prior to the Outside Date, the Offer, the Merger and the other Transactions, including (i) causing each of the Offer Conditions and each of the conditions to the Merger set forth in Article VIII to be satisfied, in each case as promptly as reasonably practicable after the Agreement Date, (ii) the obtaining of all necessary or advisable actions or non-actions, waivers and consents from, the making of all necessary registrations, declarations and filings with, and the taking of all reasonable steps as may be necessary to avoid a Proceeding by, any Governmental Entity with respect to this Agreement or the Transactions, (iii) the defending or contesting of any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed and (iv) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. In addition and without limiting the foregoing, the Company and the Company Board and the Special Committee shall (A) take all action necessary to ensure that no restrictions on business combinations of any Takeover Law or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (B) if the restrictions on business combinations of any Takeover Law or similar statute or regulation becomes applicable to any Transaction or this Agreement, use its reasonable best efforts to take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

Section 7.03Indemnification.

(a)All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights to advancement of expenses) now existing in favor of any Person who is or prior to the Effective Time becomes, or has been at any time prior to the Agreement Date, a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company or its predecessors (each, an “Indemnified Party”) as provided in the Company’s Organizational Documents or any indemnification agreement between such Indemnified Party and the Company that is in effect as of the Agreement Date and that has been made available to Parent (i) shall be assumed by the Surviving Corporation and Parent, without further action, at the Effective Time, (ii) shall survive the Merger, (iii) shall continue in full force and effect in accordance with their terms with respect to any claims against any such Indemnified Party arising out of such acts or omissions and (iv) for a period of six years following the Agreement Date, shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party, and Parent and the Surviving Corporation shall be bound thereby to the fullest extent available under the DGCL or other applicable Law for a period of six years from the Effective Time, and any claim made pursuant to such rights within such six-year period shall continue to be subject to this Section 7.03(a) and the rights provided under this Section 7.03(a) until full and final disposition of such claim. Parent shall cause the Surviving Corporation to perform its obligations under this Section 7.03(a).

(b)Without limiting Section 7.03(a) or any rights of any Indemnified Party pursuant to any indemnification agreement set forth on Section 7.03(b) of the Company Disclosure Letter, from and after the Offer Closing Time, in the event of any threatened or actual Proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that an Indemnified Party is or was a director, officer, employee or agent (including as a fiduciary with respect to an employee benefit plan) of the Company, any of its former Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent shall or shall cause the Surviving Corporation to indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding. Parent shall, and shall cause the Surviving Corporation to, cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder; provided, that Parent and the Surviving Corporation shall be entitled to assume the defense and appoint lead counsel for such defense, except to the extent otherwise provided in an indemnification agreement set forth in the Company Disclosure Letter. Parent and the Surviving Corporation shall not settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in advance in writing to such settlement, compromise or consent. Parent and the Surviving Corporation’s obligations under this Section 7.03(b) shall continue in full force and effect for the period beginning upon the Offer Closing Time and ending six years from the Effective Time; provided that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding. Parent shall cause the Surviving Corporation to perform its obligations under this Section 7.03(b).

(c)At or prior to the Effective Time, following good faith consultation with Parent, the Company shall obtain and fully pay the premium for “tail” directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) for the period beginning upon the Offer Closing Time and ending six years from the Effective Time (the “D&O Tail Policies”), covering each Indemnified Party and containing terms (including with respect to coverage and amounts) and conditions (including with respect to deductibles and exclusions) that are in the aggregate, no less favorable to any Indemnified Party than those of the Company’s directors’ and officers’ liability insurance policies in effect on the Agreement Date (the “Existing D&O Policies”); provided that the maximum aggregate annual premium for such “tail” insurance policies shall not exceed 250% of the aggregate annual premium payable by the Company for coverage pursuant to its most recent renewal under the Existing D&O Policies (the “Maximum Amount”) and the full cost of such “tail” insurance policies shall be included as Transaction Expenses. If such “tail” insurance policies have been obtained by the Company, Parent shall cause such “tail” insurance policies to be maintained in full force and effect, for their full term, and cause all obligations thereunder to be honored by it and the Surviving Corporation. In the event the Company does not obtain such “tail” insurance policies, then, for the period beginning upon the Offer Closing Time and ending six years from the Effective Time, Parent shall either purchase such “tail” insurance policies or Parent shall maintain in effect the Existing D&O Policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions); provided that neither Parent nor the Surviving Corporation shall be required to pay an aggregate annual premium for such insurance policies in excess of the Maximum Amount; provided, further, that if the annual premium of such insurance coverage exceeds such Maximum Amount, Parent or the Surviving Corporation shall be obligated to obtain the maximum amount of coverage available for the Maximum Amount, but in such case shall purchase coverage as favorable to the Indemnified Parties as is available for the Maximum Amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time.

(d)In the event that (i) Parent or the Surviving Corporation (or any of their respective successors or assigns) (A) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (B) transfers or conveys all or a substantial portion of its properties or other assets to any Person or (ii) Parent or any of its successors or assigns dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees of Parent or the Surviving Corporation, as applicable, expressly assume the obligations set forth in this Section 7.03.

(e)From and after the Offer Closing Time, the obligations of Parent and the Surviving Corporation under this Section 7.03 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 7.03 applies without the written consent of such affected Indemnified Party. The provisions of this Section 7.03 are, from and after the Offer Closing Time, intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, their heirs and their representatives, and are in addition to, and not in substitution for, any other rights to which each Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.

(f)Parent shall pay all reasonable and documented expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in successfully enforcing the indemnity and other obligations provided in this Section 7.03.

Section 7.04Parent Transaction Expenses. Except as set forth in Section 7.03 (Indemnification), Section 7.06 (Tax Matters) and Section 9.03 (Termination Fee), all reasonable and documented out-of-pocket fees and expenses incurred by Parent or Merger Sub for the purposes of, in preparation for, or in connection with this Agreement, the Offer, the Merger and the other Transactions, including any reasonable and documented out-of-pocket third party costs and expenses incurred in connection with legal, financial and commercial due diligence, the arrangement of financing of third parties to assist in connection with the Transactions and all reasonable and documented out-of-pocket fees and expenses of legal counsel, accountants, financial advisors and other advisors engaged by Parent or Merger Sub (the “Parent Transaction Expenses”).

Section 7.05Public Announcements. Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the Offer, the Merger and the other Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national or foreign securities exchange; provided that the restrictions set forth in this Section 7.05 shall not apply to any release, announcement or disclosure made or proposed to be made by the Company with respect to a Company Takeover Proposal, Superior Company Proposal, Intervening Event, or  Adverse Recommendation Change that is not the result of a material breach of Section 6.02. The parties hereto agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties hereto.

Section 7.06Tax Matters.

(a)Except as provided in Section 3.09(b), all stock transfer, real estate transfer, documentary, stamp, recording, excise and other similar Taxes (including interest, penalties and additions to any such Taxes) imposed on the Transactions (“Transfer Taxes”) shall be borne by the Company.  The party required by Law to file shall file all applicable Tax Returns with respect to Transfer Taxes, and the other party agrees to reasonably cooperate with respect to the filing of such Tax Returns.

(b)In the case of any taxable period that includes (but does not end on) the Merger Closing Date (a “Straddle Period”), (i) the amount of any property and similar ad valorem Taxes of the Company for a Straddle Period which relate to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on (and including) the Merger Closing Date and the denominator of which is the number of days in the Straddle Period, and (ii) the amount of any other Taxes of the Company for the Pre-Closing Tax Period (other than Transfer Taxes) shall be determined based on an interim closing of the books as of the close of business on the Merger Closing Date. For purposes of the preceding sentence, exemptions, credits, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the Merger Closing Date was the last day of the Straddle Period) shall be allocated between the portion of the Straddle Period ending on the Merger Closing Date and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion.

Section 7.07Stockholder Litigation. During the Pre-Closing Period, subject to execution of a customary joint defense agreement and the preservation of the attorney-client or other applicable privilege, protection under the work product or other doctrine and protection of confidential information and except if the Company Board has made an Adverse Recommendation Change, the Company shall provide Parent an opportunity to review and to propose comments to all material filings or responses to be made by the Company in connection with any Proceedings commenced, or to the knowledge of the Company, threatened in writing, by or on behalf of one or more stockholders of the Company, against the Company and its directors relating to any Transaction, and the Company shall give reasonable and good faith consideration to any comments proposed by Parent. During the period covered by the first sentence of this Section 7.07, in no event shall the Company enter into, agree to or publicly disclose any settlement with respect to such Proceedings without Parent’s consent, such consent not to be unreasonably withheld, delayed or conditioned, except (i) to the extent such settlement is fully covered by the Company’s insurance policies (other than any applicable deductible) or (ii) such settlement relates solely to the provision of additional disclosure in the Schedule 14D-9, but, in each case, only if such settlement would not result in the imposition of any restriction on the business or operations of the Company or its Affiliates. The Company shall notify Parent promptly of the commencement or written threat of any Proceedings of which it has received notice or become aware and shall keep Parent promptly and reasonably informed regarding any such Proceedings.

Section 7.08Rule 14d-10 Matters. Prior to the scheduled expiration of the Offer, the Company (acting through the Company Board and the compensation committee of the Company Board) shall use reasonable best efforts to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act any employment compensation, severance or other employee benefit arrangement that has been, or after the Agreement Date will be, entered into by the Company with current or future directors, officers or employees of the Company.

Section 7.09Rule 16b-3 Matters. Prior to the Effective Time, Parent shall, and the Company may, take all steps required to cause any dispositions or cancellations or deemed dispositions or cancellations of Company equity securities (including derivative securities (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with this Agreement or the Transactions by each individual who is a director or officer of the Company who is a covered

Person for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 under the Exchange Act.

Section 7.10Merger Sub and Surviving Corporation Compliance. Parent shall cause Merger Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Merger Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 7.11Stock Exchange De-listing; SEC Filings; Financial Statements.

(a)The Surviving Corporation shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time and in any event no more than ten (10) days after the Merger Closing Date.

(b)Until the Effective Time, the Company shall (i) maintain its listing on Nasdaq and comply in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable current listing and governance rules and regulations of Nasdaq, (ii) file all reports and documents (including period reports on Form 10-K or 10-Q) with the SEC on a timely basis and in compliance with the applicable requirements of the Exchange Act, the Sarbanes-Oxley Act and all rules and regulations promulgated by the SEC thereunder; and (iii) prepare any financial statements (including any related notes, as well as pro forma financial statements) required to be filed with any periodic reports in compliance in all material respects with the published rules and regulations of the SEC applicable thereto.

Section 7.12No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations, subject to the provisions in Section 6.01.

Section 7.13Anti-Takeover Provisions. Each of Parent and the Company and the Company Board (and any committee empowered to take such action, if applicable) will  use commercially reasonable efforts to cooperate and to render any Takeover Law inapplicable to this Agreement, the Offer, Offer Documents, the Merger or any of the Transactions. Nothing in the foregoing shall be interpreted to require the Company Board (or a duly authorized committee thereof) to take any action that would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law or following an Adverse Recommendation Change. Neither Parent, Merger Sub nor the Company shall take any action that would cause this Agreement, the Merger, the Offer or the other Transactions to be subject to the requirements imposed by any such Takeover Laws; provided, however, that nothing in the foregoing shall be interpreted to require the Company or the Company Board (or a duly authorized committee thereof) to refrain from taking any action that would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board under applicable Law or any other action following an Adverse Recommendation Change.

Section 7.14FIRPTA Certificate. At the Merger Closing, the Company shall deliver to Parent a certificate pursuant to Treasury Regulations Sections 1.1445-2(c) and 1.897-2(h), together with a form of notice to the IRS in accordance with the requirements of Treasury

Regulations Section 1.897-2(h) to be filed by Parent with the IRS on behalf of the Company following the Merger Closing, in each case, in form and substance reasonably acceptable to Parent.

Section 7.15Employee Matters.

(a)Effective as of the day immediately preceding the day on which the Effective Time occurs, the Company shall terminate any and all 401(k) plans, any employee benefit plan within the meaning of Section 3(3) of ERISA whether or not subject to ERISA and any similar benefits plan.

(b)The provisions of this Section 7.15 are for the sole benefit of Parent and the Company and no provision of this Agreement shall (i) create any third-party beneficiary or other rights in any Person other than Parent and the Company, including rights in respect of any benefits that may be provided, directly or indirectly, under any Company Employee Plan or any employee benefit plan of Parent or any Affiliate, or rights to continued employment or service with the Company or Parent (or any Affiliate thereof), (ii) be construed as an amendment, waiver or creation of any Company Employee Plan, or any employee benefit plan of Parent or any Affiliate, (iii), subject to the requirements explicitly set forth in this Section 7.15, serve as a limitation on the ability of the Company, Parent or applicable Affiliate to amend, waive, create, suspend or terminate any Company Employee Plan, or any employee benefit plan of Parent or any Affiliate, or (iv) limit the ability of the Company, Parent or applicable Affiliate to terminate the employment of any employee.

Section 7.16Certain Payments.

(a)Parent hereby acknowledges that the Company may establish a special payroll cycle in order to cause the Company to pay the Closing Management Bonus Payments on the date on which the Effective Time occurs.

(b)Parent shall pay or shall cause the Company to pay the payments under each Company Employee Plan set forth on Section 4.16(b) (as amended as permitted by the terms of this Agreement), promptly upon each such payment becoming payable under the terms of the applicable Company Employee Plan or upon any earlier date(s) set forth on the Company Disclosure Letter.

Section 7.17Parent Stockholder Consent.  Immediately following the execution and delivery of this Agreement by each of the parties hereto, Parent shall duly execute and deliver a written consent in its capacity as the sole stockholder of Merger Sub duly adopting this Agreement and the Transactions in accordance with the DGCL and the certificate of incorporation and bylaws of Merger Sub.

Section 7.18Merger.  Following the Offer Closing Time, each of Parent, Merger Sub and the Company shall take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Offer Closing Time, without a meeting of the Company Stockholders, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of this Agreement.  In furtherance, and without limiting the generality of the foregoing, neither Parent nor Merger Sub shall, and shall not permit and shall cause their respective Representatives not to, take any action that could render Section 251(h) of the DGCL inapplicable to the Merger.

Article VIII

CONDITIONS PRECEDENT TO THE MERGER

Section 8.01Conditions to Each Party’s Obligation. The respective obligation of each party hereto to effect the Merger is subject to the satisfaction or waiver on or prior to the Effective Time of the following conditions, any and all of which may be waived in whole or in part by mutual consent of Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a)No Legal Restraints. No Judgment issued, or other legal restraint or prohibition imposed, in each case, by any Governmental Entity of competent jurisdiction, or applicable Law, in each case, (collectively, “Legal Restraints”) preventing or prohibiting the consummation of the Merger shall be in effect.

(b)Consummation of the Offer. Merger Sub shall have irrevocably accepted for payment all shares of the Company Common Stock validly tendered and not properly withdrawn pursuant to the Offer and Merger Sub shall have consummated the Offer.

Article IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01Termination. This Agreement may be terminated at any time prior to the Offer Closing Time, notwithstanding adoption of this Agreement by Parent as sole stockholder of Merger Sub:

(a)by mutual written consent of Parent, Merger Sub and the Company;

(b)by either Parent or the Company:

(i)if (A) the Offer Closing Time shall not have occurred on or before 11:59 p.m., Eastern time, on April 15, 2026 (the “Outside Date”) or (B) the Offer shall have expired or been terminated and have not been extended in accordance with its terms and in accordance with this Agreement without Merger Sub having accepted for payment any shares of the Company Common Stock tendered in the Offer; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(i) shall not be available to any party hereto if the failure of the Offer Closing Time to occur on or before the Outside Date (in the case of the foregoing clause (A)) or the failure of Merger Sub to accept for payment any shares of the Company Common Stock tendered in the Offer (in the case of the foregoing clause (B)) is primarily due to a material breach of this Agreement by such party; or

(ii)if any Legal Restraint permanently preventing or prohibiting the consummation of the Offer or the Merger shall be in effect and shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 9.01(b)(ii) shall not be available to any party hereto if such Legal Restraint is primarily due to such party’s failure to comply in all material respects with its obligations under Section 7.02 in respect of any such Legal Restraint;

(c)by Parent, if the Company breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform individually or in the aggregate with all such other breaches or failures to perform (i) would result in the failure of an Offer Condition and (ii) cannot be or has not been cured prior to the earlier of (x) 30 days after the giving of written notice to the Company of such breach or failure to perform and (y) the Outside Date; provided that Parent and Merger Sub are not then in material breach of this Agreement;

(d)by Parent if an Adverse Recommendation Change has occurred;

(e)by the Company (upon approval of the Special Committee), if (i) the Buyer Entities fail to commence the Offer in violation of Section 2.01 (other than primarily due to a material violation by the Company of its obligations under Section 2.02), (ii) the Buyer Entities shall have terminated the Offer prior to its expiration date (as such expiration date may be extended in accordance with Section 2.01(a)), other than in accordance with this Agreement, (iii) the Buyer Entities shall have failed to extend the Offer when required to do so in accordance with the terms of Article II, or (iv) all of the Offer Conditions have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the time the Buyer Entities consummate the Offer, but subject to such conditions being able to be satisfied or waived) as of immediately prior to the expiration of the Offer and the Offer Closing Time shall not have occurred within three (3) Business Days following the expiration of the Offer;

(f)by the Company (upon approval of the Special Committee), if (i) (x) Parent or Merger Sub breaches any of its representations or warranties contained in this Agreement, which breach had or would reasonably be expected to, individually or in the aggregate with all such other breaches, result in a Parent Material Adverse Effect or (y) Parent or Merger Sub breaches or fails to perform any of its covenants contained in this Agreement in any material respect, and (ii) the applicable breach or failure to perform cannot be or has not been cured prior to the earlier of (x) thirty (30) days after the giving of written notice to Parent or Merger Sub of such breach or failure to perform and (y) the Outside Date; provided, in each case, that the Company is not then in material breach of this Agreement; or

(g)by the Company, if (i) the Company Board authorizes the Company to terminate this Agreement to enter into a definitive written agreement with respect to a Superior Company Proposal, (ii) the Company Board has complied in all material respects with its obligations under Section 6.02(b) in respect of such Superior Company Proposal and (iii) the Company has paid, or simultaneously with the termination of this Agreement pays, the Company Termination Fee.

The party hereto desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give written notice of such termination to each other party hereto and specify the applicable provision or provisions hereof pursuant to which such termination is being effected.

Section 9.02Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub, on the one hand, or the Company, on the other hand, the last sentence of Section 7.01, this Section 9.02, Section 9.03 and Article X, and any definitions contained in this Agreement and referred to but not contained in any such provisions, which provisions and definitions shall survive such termination. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge and agree that any failure of Parent or Merger Sub to satisfy its obligations to irrevocably accept for payment or pay for the shares of the Company Common Stock following satisfaction of the Offer Conditions, and any failure of Parent to cause the Merger to be effective following the satisfaction of the conditions set forth in Article VIII, will be deemed to constitute a Willful Breach of a covenant of this Agreement. In the event of any termination of this Agreement resulting from a party’s fraud or Willful Breach by a party hereto of any representation, warranty or covenant set forth in this Agreement, in which case such party shall be liable for each other party’s reasonable and documented costs and expenses incurred in connection with enforcing this Agreement by legal action against the first party for such Willful Breach to the extent such enforcement actions results in a judgment against the first party and such party shall have the right to seek damages based on loss of the economic benefit of the Transactions to the other party).

Section 9.03Termination Fees.

(a)The Company shall pay to Parent a fee equal to the sum of $840,000 (the “Company Termination Fee”) if:

(i)the Company terminates this Agreement pursuant to Section 9.01(g) (Superior Company Proposal); or

(ii)Parent terminates this Agreement pursuant to Section 9.01(d) (Adverse Recommendation Change).

(b)[Reserved].

(c)Notwithstanding anything in this Agreement to the contrary, the parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events. Acceptance by Parent of the Company Termination Fee due under Section 9.03(a)(i) shall constitute acceptance by Parent of the validity of any termination of this Agreement under Section 9.01(g) (Superior Company Proposal). In the event the Company Termination Fee described in this Section 9.03 is paid to Parent in accordance with Section 9.03(a), such Company Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent or Merger Sub and constitute their sole and exclusive remedy of Parent and Merger Sub against the Company and its current, former or future stockholders and Representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and none of the Company and its current, former or future stockholders or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that nothing contained in this Agreement shall relieve any party hereto from liability for any Willful Breach of this Agreement. If the Company fails to pay in a timely manner the Company Termination Fee due pursuant to Section 9.03(a) and, in order to obtain such payment, Parent makes a claim that results in a judgment for the Company Termination Fee, the Company shall pay to Parent its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees and expenses) in connection with such suit, together with interest on the Company Termination Fee at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(d)Each of the parties hereto acknowledges that the agreements contained in this Section 9.03 are an integral part of the Transactions and that, without these agreements, the parties hereto would not enter into this Agreement.

Section 9.04Amendment; Extension; Waiver.

(a)This Agreement may be amended by the parties hereto at any time prior to the Effective Time; provided, that following the Offer Closing Time, this Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price.

(b)This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver with respect to this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.05Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 9.01 or an amendment of this Agreement or an extension or waiver with respect to this Agreement pursuant to Section 9.04 shall, in order to be effective, require, in the case of Parent or Merger Sub, action by its Board of Directors, and in the case of the Company, action by the Company Board or the duly authorized designee of the Company Board. Termination of this Agreement pursuant to Section 9.01 shall not require the approval of the stockholders of the Company or Parent as sole stockholder of Merger Sub.

Article X

GENERAL PROVISIONS

Section 10.01Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.01 shall not limit any covenant or agreement of the parties hereto that by its terms contemplates performance after the Effective Time. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.

Section 10.02Notices. Any notice, request, or demand desired or required to be given hereunder will be in writing and will be given by personal delivery, email delivery, or overnight courier service, in each case addressed as respectively set forth below or to such other address as any party hereto will have previously designated by such a notice. The effective date of any notice, request, or demand will be the date of personal delivery, the date on which email is sent (provided that the sender of such email does not receive a written notification of delivery failure) or one (1) day after it is delivered to a reputable overnight courier service, as the case may be, in each case properly addressed as provided in this Agreement and with all charges prepaid.

(a)if to Parent or Merger Sub, to

XOMA Royalty Corporation
[***]
[***]
Attention: [***]
Email: [***]

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP
[***]
[***]
Attention: [***]
Email: [***]

(b)if to the Company, to

Wilmer Cutler Pickering Hale and Dorr LLP

c/o: Generation Bio Co.
[***]

[***]
Attn: [***]

Email: [***]

with a copy (which shall not constitute notice) to:

Wilmer Cutler Pickering Hale and Dorr LLP
[***]

[***]
Attn:[***]

[***]

E-mail: [***]

[***]

Section 10.03Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that Transactions are fulfilled to the extent possible.

Section 10.04Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic image scan transmission (e.g., DocuSign or Adobe Sign) shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 10.05Entire Agreement; Third-Party Beneficiaries; No Other Representations or Warranties.

(a)This Agreement (including all Exhibits, Annexes and Schedules, including the Company Disclosure Letter, attached to this Agreement), the CVR Agreement (including all Exhibits, Annexes or Schedules thereto), the Support Agreements (including all Exhibits, Annexes or Schedules thereto) and the Confidentiality Agreement (i) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter of this Agreement and the Confidentiality Agreement and (ii) except for Section 7.03, are not intended to confer upon any Person other than the parties hereto any rights or remedies, provided, that the Company shall have the right, on behalf of the Company Stockholders (each of whom are third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), to pursue specific performance as set forth in Section 10.08(a) or, if specific performance is not sought or granted as a remedy, damages in accordance with this Agreement (which may include the benefit of the bargain lost by such Company Stockholders) in the event of a breach hereof by Parent or Merger Sub of this Agreement, it being agreed that in no event shall any such Company Stockholders be entitled to enforce any of their rights, or any of Parent’s or Merger Sub’s obligations, under this Agreement in the event of any such breach, but rather the Company shall have the sole and exclusive right to do so, as agent for such Company Stockholders. Notwithstanding clause (ii) of the immediately preceding sentence, following the Effective Time the provisions of Article III shall be enforceable by holders of Certificates and holders of Book-Entry Shares solely to the extent necessary to receive the Merger Consideration to which such holders are entitled to thereunder, and the provisions of Section 3.10 shall be enforceable by holders of awards under the Company Stock Plans.

(b)Except for the representations and warranties contained in Article IV, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes, and neither Parent nor Merger Sub is relying on, any other express or implied representation or warranty with respect to the Company or with respect to any other information made available to Parent or Merger Sub in connection with the Transactions (including with respect to the accuracy or completeness thereof). In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Company’s business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that neither Parent nor Merger Sub has relied upon the Company or its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives, or any other Person, with respect thereto. Accordingly, each of Parent and Merger Sub hereby acknowledge that neither the Company nor its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), except as expressly set forth in Article IV.

(c)Except for the representations and warranties contained in Article V, the Company acknowledges that none of Parent, Merger Sub and any other Person on behalf of Parent or Merger Sub makes, and the Company is not relying on, any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information made available to the Company in connection with the Transactions (including with respect to the accuracy or completeness thereof).

Section 10.06Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 10.07Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto; provided that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any direct or indirect wholly owned Subsidiary of Parent, but no such assignment shall relieve Merger Sub or Parent of any of its obligations under this Agreement; provided, further, that any such assignment shall not take place after the commencement of the Offer and shall not otherwise materially impede or delay the consummation of the Transactions or otherwise materially impede the rights of the Company Stockholders under this Agreement. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

Section 10.08Specific Enforcement; Jurisdiction.

(a)The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, or any other appropriate form of equitable relief, to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in Section 10.08(b), without proof of damages or otherwise (and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The right to specific enforcement shall include the right of the Company to cause the Buyer Entities to cause the Offer, the Merger and the other Transactions to be consummated on the terms and subject to the conditions set forth in this Agreement. The parties hereto further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy. Each of the parties hereto acknowledges and agrees that the right of specific enforcement is an integral part of the Transactions and without such right, none of the parties hereto would have entered into this Agreement. If, prior to any termination of this Agreement or the Outside Date, any party hereto brings any Proceeding, in each case, in accordance with Section 10.08(b), to enforce specifically the performance of the terms and provisions hereof by any other party hereto, the Outside Date shall automatically be extended by (i) the amount of time during which such Proceeding is pending, plus twenty (20) Business Days or (ii) such other time period established by the court presiding over such Proceeding, as the case may be.

(b)Each of the parties hereto hereby irrevocably submits to the exclusive jurisdiction of the courts of the State of Delaware and to the jurisdiction of the United States District Court for the State of Delaware, for the purpose of any Proceeding arising out of or relating to this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement thereof, and each of the parties hereto hereby irrevocably agrees that all claims with respect to such Proceeding may be heard and determined exclusively in the Delaware Court of Chancery or, solely if the Delaware Court of Chancery does not have subject matter jurisdiction thereof, any other court of the State of Delaware or any federal court sitting in the State of Delaware. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware and any federal court sitting in the State of Delaware in the event any Proceeding arises out of this Agreement, the Offer, the Merger or any of the other Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably consents to the service of process in any Proceeding arising out of or relating to this Agreement, the Offer, the Merger or any of the other Transactions, on behalf of itself or its property, by U.S. registered mail to such party’s respective address set forth in Section 10.02 (provided that nothing in this Section 10.08(b) shall affect the right of any party hereto to serve legal process in any other manner permitted by Law) and (iv) agrees that it will not bring any Proceeding relating to this Agreement, the Offer, the Merger or any of the other Transactions in any court other than the Delaware Court of Chancery (or, solely if the Delaware Court of Chancery shall be unavailable, any other court of the State of Delaware or any federal court sitting in the State of Delaware). The parties hereto agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law; provided that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

Section 10.09WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING ARISING OUT OF THIS AGREEMENT, THE OFFER, THE MERGER OR ANY OF THE OTHER TRANSACTIONS. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.09.

Section 10.10Remedies. Except as otherwise provided in this Agreement, the rights and remedies provided in this Agreement shall be cumulative and not exclusive of any rights or remedies provided by applicable Law, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy.

Section 10.11Cooperation. The parties hereto agree to provide reasonable cooperation with each other and to execute and deliver such further documents, certificates, agreements and instruments and to take such actions as may be reasonably requested by the other parties hereto to evidence or effect the Transactions and to carry out the intent and purposes of this Agreement.

SECTION 10.12Parent Guarantee.   Parent agrees to take all action necessary to cause Merger Sub or the Surviving Corporation, as applicable, and, during the period between the Offer Closing Time and the Effective Time, to perform all of its agreements, covenants and obligations under this Agreement. Parent unconditionally guarantees to the Company the full and complete performance by Merger Sub or the Surviving Corporation, as applicable, of its respective obligations under this Agreement and shall be liable for any breach of any representation, warranty, covenant or obligation of Merger Sub or the Surviving Corporation, as applicable, under this Agreement. Parent hereby waives diligence, presentment, demand of performance, filing of any claim, any right to require any proceeding first against Merger Sub or the Surviving Corporation, as applicable, protest, notice and all defenses and demands whatsoever in connection with the performance of its obligations set forth in this Section 10.12. Parent shall not have any right of subrogation, reimbursement or indemnity whatsoever, nor any right of recourse to security for any of the agreements, covenants and obligations of Merger Sub or the Surviving Corporation under this Agreement.

SECTION 10.13No Presumption Against Drafting Party. Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the Transactions.  Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[Remainder of Page Intentionally Blank; Signature Pages Follow]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

XOMA Royalty Corporation, as Parent

By:	/s/ Owen Hughes
Name:	Owen Hughes
Title:	Chief Executive Officer

XRA 7 Corp., as Merger Sub

By:	/s/ Owen Hughes
Name:	Owen Hughes
Title:	President, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

Generation Bio Co., as Company

By:	/s/ Yalonda Howze
Name:	Yalonda Howze
Title:	Interim Chief Executive Officer and President

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Offer Conditions

Notwithstanding any other term of the Offer or the Agreement, the Buyer Entities shall not be required to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Buyer Entities’ obligation to pay for or return tendered shares of the Company Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of the Company Common Stock tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) unless there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer that number of shares of the Company Common Stock (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository,” as such terms are defined by Section 251(h) of the DGCL) that, represent at least one share of Company Common Stock more than 50% of the number of Company Common Stock that are then issued and outstanding as of the expiration of the Offer (such condition, the “Minimum Tender Condition”).

Furthermore, notwithstanding any other term of the Offer or this Agreement, the Buyer Entities shall not be required to accept for payment or, subject as aforesaid, to pay for any shares of the Company Common Stock not theretofore accepted for payment or paid for if, at the then-scheduled expiration of the Offer, any of the following conditions exists:

(i)there shall be any Legal Restraint in effect preventing or prohibiting the consummation of the Offer, the Merger or any of the other Transactions;

(ii)(A) any representation or warranty of the Company set forth in Article IV (other than those set forth in Section 4.01(a) (Due Organization; Subsidiaries), Section 4.03 (Authority; Binding Nature of Agreement), Section 4.04 (No Vote Required), Section 4.05(a)(i) (Non-Contravention), Section 4.06 (Capitalization), Section 4.08(a)(ii) (No Material Adverse Effect), Section 4.19 (No Financial Advisors) and Section 4.25 (Opinion of Financial Advisor)) shall not be true and correct as of the Agreement Date and at and as of the Offer Closing Time as if made on and as of the Offer Closing Time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), other than for such failures to be true and correct that have not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (for purposes of determining the satisfaction of this condition, without regard to any qualifications or exceptions contained therein as to “materiality” or “Company Material Adverse Effect”), (B) any representation or warranty of the Company set forth in Section 4.01(a) (Due Organization; Subsidiaries), Section 4.03 (Authority; Binding Nature of Agreement), Section 4.04 (No Vote Required), Section 4.05(a)(i) (Non-Contravention), Section 4.06 (Capitalization) (other than with respect to Section 4.05(a) and (c)), Section 4.19 (No Financial Advisors) and Section 4.25 (Opinion of Financial Advisor), and the Closing Cash Schedule shall not be true and correct in all material respects as of the Agreement Date and at and as of the Offer Closing Time as if made on and as of the Offer Closing Time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date), (C) any representation or warranty of the Company set forth in Section 4.05(a) and (c) (Capitalization) shall not be true and correct other than in de minimis respects at and as of such time, except to the extent such representation or warranty expressly relates to a specified date (in which case on and as of such specified date) and (D) any representation or warranty of the Company set forth in Section 4.08(a)(ii) (No Material Adverse Effect) shall not be true and correct in all respects as of such time;

(iii)the Company shall have failed to perform in all material respects the obligations to be performed by it as of such time under this Agreement, including without limitation the Company’s obligations under Section 6.02;

(iv)Parent shall have failed to receive from the Company a certificate, dated as of the date on which the Offer expires and signed by an executive officer of the Company, certifying to the effect that the Offer Conditions set forth in clauses (ii) and (iii) have been satisfied as of immediately prior to the expiration of the Offer; or

(v)this Agreement shall have been validly terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of the Buyer Entities to extend, terminate or modify the Offer in accordance with the terms and conditions of this Agreement.

The foregoing conditions are for the sole benefit of the Buyer Entities and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by the Buyer Entities in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition and the Termination Condition, which may not be waived by the Buyer Entities). The failure by the Buyer Entities or any other Affiliate of the Buyer Entities at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

EXHIBIT B

Form of Certificate of Incorporation of the Surviving Corporation

EXHIBIT C

Form of CVR Agreement

EXHIBIT D

Form of Tender and Support Agreement